Scottish and Southern
Energy

Inveralmond House
200 Dunkeld Road
Perth
PH1 3AQ

Telephone: (0)1738 456839
Facsimile: (0)1738 455281

Securities and Exchange Commission
450 Fifth Street
WASHINGTON DC
20549
USA

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 25 2005
WASH, D.C. 213

16 November 2005

05012910

SUPPL

Dear Sirs

Ref: 82- 3099

I enclose copies of the announcements, and a listing of these announcements, which have been filed with the London Stock Exchange from 9 September 2005 to 16 November 2005.

The information is provided pursuant to Rule 12(g)3-2b of the Securities Exchange Act of 1934 as amended.

Yours sincerely

Yvonne Taylor

Yvonne Taylor
Company Secretarial Assistant

PROCESSED
NOV 30 2005
THOMSON
FINANCIAL

11/30

List of Announcements

Date	Headline	LSE Number
27/09/2005	Director/ PDMR Shareholding	8342R
29/09/2005	Director/PDMR Shareholding	9736R
04/10/2005	Director/PDMR Shareholding	2083S
06/10/2005	Director/PDMR Shareholding	3280S
11/10/2005	Director/PDMR Shareholding	5135S
11/10/2005	Director/PDMR Shareholding	5152S
14/10/2005	Director/PDMR Shareholding	7065S
01/11/2005	Director/PDMR Shareholding	4729T
09/11/2005	Gas and Electricity Prices	8500T
16/11/2005	Update on Power Stations	1935U
16/11/2005	Interim Results	1940U

82-3099

Regulatory Announcement

Go to market news section

Free annual report

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Interim Results
Released	07:00 16-Nov-05
Number	1940U

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 25 2005
WASH, D.C. 213

Scottish and Southern Energy

Scottish and Southern Energy plc

Nr-5296 16 November 2005

INTERIM RESULTS FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

Statement by Chief Executive, Ian Marchant

"Scottish and Southern Energy has delivered another very good financial and operational performance, building on the opportunities that have been created over the past few years. We have, therefore, continued to meet our core objective, which is to deliver sustained real growth in the dividend. In summary:

- **The Board is declaring an interim dividend of 13.8p per share, an increase of 13.1%. This follows the 14.8% increase in the final dividend for 2004/05 and completes the re-basing of SSE's dividend announced in May 2005.**
- **Adjusted profit before tax** grew by 25.5%, from £267.9m to £336.3m.**
- **Adjusted earnings per share*** increased by 21.9%, from 23.3p to 28.4p.**
- **The acquisition of the Scotland and the Southern gas networks by Scotia Gas Networks, in which SSE has a 50% stake, was completed in June.**
- **SSE's balance sheet strength has been maintained, giving it the freedom to exploit its investment opportunities in the second half of this decade.**
- **SSE plans to invest around £225m in the installation of flue gas desulphurisation (FGD) equipment at its coal-fired generation plant.**
- **Consent was secured for the development of what will be Scotland's second largest conventional hydro-electric scheme, at Glendoe near Loch Ness.**
- **SSE's energy supply business is the third largest in the UK, growing to 6.5 million customers at the end of October – a gain of 400,000 since the start of April and of two million since 2002.**
- **The progress of SSE's claim on the administration of TXU businesses continued successfully, with a second distribution of £48.7m being received from the administrator, which includes a share of the distribution to Barking Power Ltd. This is an exceptional item.**

SSE's focus has always been, and remains, the delivery of sustainable long-term real dividend growth. We have consistently sought to achieve this by maintaining and investing in energy networks, adding to our generation portfolio, growing our energy supply business and developing further our presence in contracting, connections, gas storage and telecoms. We will maintain this approach, and our emphasis on strong operational performance, for the rest of this financial year and beyond. The prospects for sustained real growth in the dividend remain excellent."

*This interim results statement describes **adjusted operating profit** before exceptional items, net finance income from pension assets (IAS 19), the impact of IAS 32 and IAS 39, and after the removal of taxation and interest on profits from jointly controlled entities and associates.
This interim results statement describes **adjusted profit before tax before exceptional items, net finance income from pension assets (IAS 19), the impact of IAS 32 and IAS 39 and after the removal of taxation on profits from jointly-controlled entities and associates.
***This interim results statement describes **adjusted earnings and earnings per share** before exceptional items, net finance income from pension assets (IAS 19), the impact of IAS 32 and IAS 39 and deferred tax.

FINANCIAL OVERVIEW

These are the first results that SSE has reported under International Financial Reporting Standards and the comparative results for the six months to 30 September 2004 have been re-stated in line with the new standards. SSE will, however, continue to focus on profit before tax before exceptional items, net finance income from pension assets (IAS 19), the impact of IAS 32 and IAS 39, and after the removal of taxation on profits from jointly controlled entities and associates.

	Sept 05 £m	Sept 04 £m
Statutory Profit before Tax	**386.4**	**270.5**
Fair value gains & losses	3.1	0.0
Exceptional items	-48.7	0.0
Tax on JV's and Associates	0.2	3.1
Interest on convertible debt	1.8	0.0
Return on pension scheme assets	-57.5	-51.5
Interest on pension scheme liabilities	51.0	45.8
Adjusted Profit before Tax	**336.3**	**267.9**
Tax charge	-92.6	-67.9
Adjusted Profit after Tax	**243.7**	**200.0**
Statutory profit after tax	**265.3**	**197.1**
Number of shares for basic and adjusted eps	**858.3**	**857.0**
Adjusted EPS	**28.4p**	**23.3p**
Basic EPS	**30.9p**	**23.0p**

Adjusted profit before tax** grew by 25.5%, from £267.9m to £336.3m. SSE's statutory operating profit benefited from IAS 39 revaluations from operating derivatives of £46.6m, offset by SSE's share of the loss of joint venture financing derivatives (£7.8m), giving a total of £38.8m. There was, however, a loss of £41.9m arising from financial instruments used by Treasury. This means the net impact of IAS 39 revaluations ('Fair value gains and losses') was a charge of £3.1m.

There was profit growth in all parts of SSE's business. The most significant growth continues to be achieved in Generation and Supply, following the expansion of SSE's electricity generation portfolio and the increase in the number of energy supply customers over the past four years.

To monitor financial performance over the medium-term, SSE continues to focus on **adjusted earnings per share*****, which increased by 21.9%, from 23.3p to 28.4p.

The Board is declaring an **interim dividend** of 13.8p, compared with 12.2p in the previous year, an increase of 13.1%. This follows the 14.8% increase in the final dividend for 2004/05 and completes the re-basing of SSE's dividend announced in May 2005. It establishes the base from which the interim dividend can grow in the future and ensures that it remains a similar proportion of the full-year dividend as in previous years. SSE expects to achieve its overall target for the full year dividend of at least 4% real growth in 2005/06.

Longer term, the progress achieved by SSE's businesses in the first six months of this financial year, and the

clear opportunities that have been created in Energy Systems, Generation and Supply and in other businesses such as Gas Storage, means SSE is on course to achieve its target of at least 4% real growth in the dividend payable to shareholders in each of the years to March 2008, with sustained real growth thereafter.

ENERGY SYSTEMS

Energy Systems Overview

Operating profit* in Energy Systems, including gas distribution, increased by 18.3%, from £145.0m to £171.5m, contributing 42.5% of SSE's total operating profit in the first half of the year.

The key responsibility of SSE's Power Systems businesses is to maintain safe and reliable supplies of electricity, and to restore supplies as quickly as possible in the event of interruptions. In the five years to 31 March 2005, SSE invested £760m in its electricity networks. The Distribution Price Control Review for 2005-10 resulted in significantly increased allowances for capital expenditure to maintain and improve the electricity networks, and this increased investment programme is now under way, with a 12.4% increase in capital expenditure in the first half of the year.

Southern Electric Power Distribution

In the first half of 2005/06, Southern Electric Power Distribution's operating profit* increased by 10.4% to £95.5m. This reflects an increase in the number of units of electricity distributed compared with the previous year and follows the introduction of the new Price Control for 2005-10.

SEPD distributed 15.6TWh of electricity, an increase of 0.2TWh. The average number of minutes of lost electricity supply per customer was 35.1, compared with 47.4 in the previous year. The number of supply interruptions per 100 customers was 40.1, compared with 58.7 in the previous year. Performance in respect of both minutes lost and interruptions was ahead of the targets set by Ofgem under its Information and Incentives Project (IIP) which gives financial benefits to distribution network operators that deliver good performance for customers.

Scottish Hydro Electric Power Distribution and Scottish Hydro Electric Transmission

Operating profit* for Scottish Hydro Electric Power Distribution and Scottish Hydro Electric Transmission increased by 13.5% to £66.4m. This follows the introduction of the new Price Control for 2005-10.

In the Scottish Hydro Electric area, 3.8TWh of electricity were distributed during the first half of 2005/06, a similar amount to that distributed in the previous year. The average number of minutes of lost electricity supply per customer was 33.4, compared with 41.2 in the previous year. The number of interruptions per 100 customers was 41.4, compared with 44.4 in the previous year. Performance in respect of both minutes lost and interruptions was ahead of Ofgem's IIP targets.

Transmission

Since BETTA was introduced on 1 April 2005, National Grid has been Great Britain System Operator, responsible for balancing the supply and demand of electricity across Great Britain. Scottish Hydro Electric Transmission remains responsible for operating, maintaining and investing in the transmission network in its area, which covers around 70% of Scotland. These new arrangements are working successfully.

During 2004, Ofgem stated that investment had been approved to allow the replacement of the electricity transmission line connecting Beauly in the Highlands with Denny in the Central Belt of Scotland to go ahead. As the licensed transmission company for the north of Scotland, SSE has to carry out this work to ensure there is sufficient network capacity for those seeking to generate electricity from renewable sources, in response to the Renewables Obligation. It is likely that the construction of the replacement line will require an investment by SSE of around £250m. SSE has now submitted applications to Scottish Ministers for consent to build the line, following 18 months of public consultations.

Subject to the timely progress of the planning applications, the replacement line could be operational in 2009. At the same time, this project has a high profile, and there can be no certainty about the length of time it will take for the applications to make their way through the planning process.

Gas Distribution Networks

On 1 June 2005, Scotia Gas Networks plc (SGN), in which SSE holds 50% of the equity, acquired the Scotland and the Southern gas distribution networks from National Grid. They comprise 73,000km of gas mains, delivering gas to around 5.6m industrial, commercial and domestic customers.

SGN funded the acquisitions through: £540m of shareholder subordinated debt; £427.6m of equity; and £2,191.7m of non-recourse bank borrowings. The shareholders of SGN have also provided a loan facility of

£112.4m, which has been treated as contingent equity. All or part of it will be converted into equity, depending on the outcome of the finalisation of the completion accounts process and the provision of working capital facilities. If SSE's share of the loan facility is fully converted into equity, then its investment, including the shareholder subordinated debt, will be £540m. The final investment may, however, in practice, be slightly lower than £540m.

In return for this investment of up to £540m, SSE receives 50% of the distributable earnings from the networks. SSE is also providing corporate and management services for the gas networks. The acquisitions have made SSE the second largest energy distributor in the UK.

In the first four months, SSE's share of SGN's operating profit* was £9.6m. The financial performance of this business is heavily weighted towards the second half of the financial year, because of the seasonality of gas consumption. This effect was compounded this year by the fact that temperatures were above average in each of the four months from June 2005. SGN estimates it would have earned additional revenue of almost £4m if temperatures had been normal.

SGN's over-riding goal is to distribute gas safely and reliably. It has also embarked on the process of reforming procedures, processes and practices to secure efficiencies and, where appropriate, combine with SSE activities such as procurement to achieve economies of scale. It has also started a fundamental review of its investment and its mains replacement programme in order to identify operational and financial benefits.

On 21 October, the now-named Scotland Gas Networks plc and Southern Gas Networks plc allocated and priced a combination of fixed rate, floating rate and index-linked bonds totalling £2.22bn, with an average maturity of 17 years. The transaction was heavily over-subscribed and was a benchmark transaction for the UK gas distribution sector. It was also the largest corporate financing in Europe in 2005 at the date of issue.

The proceeds will be used by SGN to repay substantially the bank borrowings that were arranged to fund the purchase of the networks in June. With a rate of interest that is below that envisaged when the decision was made to acquire the two networks, the success of this transaction will give SGN significant and ongoing financial benefits.

GENERATION AND SUPPLY

Generation and Supply Overview

Operating profit* in Generation and Supply rose by 41.8%, from £134.0m to £190.0m, contributing 47.0% of SSE's total operating profit in the first half of the year. Within SSE's integrated business model, the use of generation assets supports performance in energy supply and value in Generation and Supply is, therefore, assessed as a single value chain.

Growth in operating profit resulted from five main factors. These were: ongoing benefits from the acquisition in July 2004 of the Ferrybridge and Fiddler's Ferry power stations; increased output from hydro-electric stations qualifying for Renewable Obligation Certificates (ROCs); the successful deployment of SSE's Scottish power stations in the new British electricity market; the abolition of the Hydro Benefit subsidy previously paid by SSE; and sustained growth in energy supply customer numbers. These benefits were again offset by the impact of high wholesale energy and carbon prices.

The issues of high and volatile wholesale energy prices are always accentuated during the winter period. SSE believes it has in place appropriate operational and commercial arrangements to deliver secure supplies of energy in all likely circumstances in the coming months.

Since its launch in January 2005, the EU Emissions Trading Scheme (EU ETS) has seen the price of carbon allowances rise from around 7 Euros a tonne to over 20 Euros a tonne. SSE's emissions allowance, of around 20 million tonnes was reasonable in comparison to the rest of the UK electricity generation sector, but was lower than the level of emissions that SSE requires in practice. As part of the cost of generating electricity, higher prices of emission allowances add upward pressure to electricity prices. Much uncertainty surrounds the longer-term impacts of EU ETS, not least because the first phase has just two years left to run and the details of the second phase, due to start in 2008, have not yet been determined.

Since the BETTA arrangements were introduced in April 2005, SSE has benefited from its ability to deploy its flexible power stations in Scotland to meet demand from the electricity market in England and Wales. This has contributed around £6m to operating profit.

The underlying financial performance of Generation and Supply has been reported excluding the impact of

IAS 39 revaluations (see 'Financial Overview' above) as SSE does not believe this represents underlying business performance.

Gas-fired Generation

SSE owns 4,300MW of gas-fired electricity generation capacity, including its share of joint ventures. As with NETA, good performance in BETTA is dependent on plant reliability. Although the number of unplanned outages at SSE's wholly-owned gas-fired power stations at Keadby, Medway and Peterhead in the first six months of the year was lower than in 2004/05, the overall availability of plant to generate electricity was disappointing.

In particular, the availability of the plant at Keadby and at Seabank (of which SSE owns 50%) during the period was significantly less than expected. The causes of plant failure at the stations have been fully investigated and addressed, with the aim of ensuring their availability is maximised during the critical winter months. Seabank, however, is not expected to return to full service until the New Year.

The launch of the EU ETS has underlined the need to develop new technologies to reduce and capture carbon dioxide emissions caused by the use of fossil fuels and SSE is committed to looking for opportunities to participate in appropriate developments. In June 2005, SSE and partners BP, ConocoPhillips and Shell, announced they are undertaking detailed front-end engineering design work on the world's first industrial-scale project to generate 'de-carbonised' electricity from hydrogen. The planned project would convert natural gas to hydrogen and carbon dioxide gases, then use the hydrogen gas as fuel for a 350MW power plant at Peterhead Power Station, and export the carbon dioxide to a North Sea oil reservoir for increased oil recovery and ultimate storage.

The current phase of work is expected to be completed in the second half of 2006, allowing a final investment decision to be taken. The full project could require investment by SSE of up to £150m and is subject to the establishment of an appropriate policy and regulatory framework which encourages the capture of carbon from fossil fuel-based electricity generation and its long-term storage.

Coal and Biomass Generation

SSE acquired the Ferrybridge and Fiddler's Ferry power stations, each with a capacity of almost 2,000MW, and associated coal stocks, for £136.0m on 30 July 2004. This equated to around £20 per kilowatt of installed capacity. The £123.3m paid by SSE for fuel in-transit and contracts to supply fuel has now been amortised.

Both are flexible, mid-merit stations which have added to the diversity of SSE's generation portfolio and help it to meet peak demand for electricity. They have also allowed SSE to manage its exposure to changes in fuel prices by balancing its gas portfolio with a coal portfolio. In the first half of the year, the two power stations contributed around £21m to operating profit, compared with £6m in the previous year. During the period, both stations underwent major planned maintenance outages in order to maximise their availability to generate power in the winter period, when their profitability is significantly greater.

The stations also 'co-fire' fuels from renewable sources in order to displace fossil fuels, thus reducing impact of carbon emissions resulting from their operation. The resulting output of electricity qualifies for ROCs. In the first six months of the year, their output qualifying for ROCs was around 400GWh, an increase of over 50% on the same period in the previous year.

SSE expects to complete before the end of this financial year the investment of around £20m in the development of additional facilities to increase further the ability to co-fire fuels from renewable sources at both power stations. The installation of new 'direct injection' burners at the stations is expected to give them the ability to generate up to 1,500GWh per year of output qualifying for ROCs.

SSE has today announced that it intends to opt in to the Large Combustion Plant Directive (LCPD) all of the capacity at Fiddler's Ferry and half of the capacity at Ferrybridge. To do this will require the installation of Flue Gas Desulphurisation (FGD) equipment and an investment estimated to be around £225m.

Following the installation of the FGD equipment, restrictions on the stations' ability to generate electricity between 2008 and 2015 will be lifted and they will be able to remain open beyond 2015. The stations had been opted out of the LCPD by previous owners, which meant they were scheduled for full closure by 2015.

SSE believes that installing FGD represents a good investment opportunity and a step forward in environmental terms. It will also extend the contribution of its coal-fired plant to the security of the UK's energy supplies and means that SSE will continue to have the country's most diverse generation portfolio.

Renewables Obligation (Wind and Hydro)

Performance in Generation and Supply in the first half of 2005/06 benefited from the increase in SSE's electricity output qualifying for ROCs, which continued to attract a premium price of around £44/MWh. The increase was attributable to the increased proportion of SSE's hydro-electric capacity which has been refurbished, so that its output qualifies for ROCs, to higher than average 'run-off' of water flowing into SSE's reservoirs and to the growth in SSE's wind farm capacity.

The output of refurbished hydro-electric stations with capacity of up to 20MW qualifies for ROCs, and, in total, SSE has 397MW of capacity in its sub-20MW stations (including the recently-opened Kingairloch plant). The refurbishment of the final 24MW of capacity has now been completed. This represents a major landmark in SSE's £350m programme of investment in refurbishing its existing hydroelectric power stations and in developing new hydro capacity.

Water running off into reservoirs in the six months to 30 September was 5% above the long-term average. As a result of this and of the investment in refurbishing capacity, SSE's ROC-qualifying hydro output in the first half of the year increased to almost 600GWh, up from over 400GWh in the same period last year.

The Tangy, Spurness and Artfield Fell wind farms also contributed around 30GWh of ROC-qualifying output in the first half of the year. Overall, increased ROC-qualifying output from wind farms, hydro-electric stations and co-firing biomass contributed around £15m to SSE's operating profit.

Assuming average 'run off' during the rest of this financial year, and typical wind conditions, the ROC-qualifying output from hydro and wind generation for 2005/06 as a whole is expected to be around 1,700GWh.

Hydro Generation
In July 2005, SSE received consent for, and decided to proceed with, the construction of what will be its second largest conventional hydro-electric station at Glendoe, near Loch Ness. With an installed capacity of around 100MW, Glendoe will produce around 180 million units of electricity qualifying for ROCs in an average year. When synchronised, it will be able to start generating electricity in 30 seconds. The development of Glendoe will require investment of around £140m. If the project goes according to schedule, it will begin generating electricity commercially from the winter of 2008/09.

The development of the 7MW of ROC-qualifying capacity at Fasnakyle is well under way and is expected to be completed by the end of this financial year.

Hydro Benefit was abolished on 1 April 2005 and was replaced by a separate scheme to assist customers with the high costs of distributing electricity in the north of Scotland. This contributed £16m to SSE's profit from its generation activities in the first half of the year. The profitability of its distribution businesses was unaffected.

Wind Generation
The Renewables Obligation Order 2005 came into force on 1 April 2005 and increases the UK's target for electricity generated from renewable sources to 15.4% by 2015/16. This confirms the important part that wind generation will have to play in the future, and the framework for investment in renewable energy remains positive.

SSE's first wind farm, at Tangy in Argyll, has been operating successfully for almost three years and SSE has received consent to add another 6MW (Tangy 2) to its capacity. Its second wind farm, at Spurness on the Orkney Islands, was officially opened in March 2005, and its third wind farm, Artfield Fell (20MW) in Wigtownshire, was officially opened in July 2005, taking SSE's operational wind farm capacity to 42MW. Construction work at the 120MW wind farm at Hadyard Hill in Ayrshire, is continuing to progress well and it should begin to generate electricity before the end of this financial year.

The process for considering other applications for consent to build wind farms, including those proposed by SSE, is proving to be arduous and prolonged. The applications to build wind farms at Drumderg (32MW) and Gordonbush (87MW) have both been in the planning process for well over two years, but have yet to be finally determined – a rate of progress which is slow and disappointing.

These seven developments comprise the first phase of SSE's wind energy development plans and £107m has now been invested at Tangy, Spurness, Artfield Fell and Hadyard Hill. An additional £103m will be required to complete Hadyard Hill and to develop Tangy 2, Drumderg and Gordonbush.

SSE is also continuing to develop plans for the second phase of its investment in wind energy and has now submitted applications for consent to develop a further 387MW of capacity at five sites in Scotland. The development of these five sites, if consented, will require investment of around £300m over the next few

years.

As a result of its ongoing programme of investment in wind energy and in hydro, SSE is aiming to have around 1,000MW of ROC-qualifying wind and hydro generating capacity by 2008, although this depends on the progress of planning applications. Of this, it already has in place, or has secured consent to develop, 672MW of capacity (439MW in operation and 233MW in development or construction).

Beyond this programme of investment, other opportunities are also being examined. In line with that, SSE and Viking Energy, the company formed to represent Shetland Island Council's interests in large-scale wind energy development in Shetland, have signed a Memorandum of Understanding which is expected to lead to the establishment of a joint venture aimed at developing on the Shetland Islands a wind farm with a capacity of up to 600MW. Viking Energy's involvement would make the scheme the largest community-backed wind farm development in the world. The proposal is subject to, amongst other things, being able to demonstrate to Ofgem the viability of a subsea cable from Shetland to the mainland of Scotland.

New Technologies

Investment in the research, development and demonstration of new technologies for generating electricity from renewable sources is a key part of the government's energy policy, and is part of SSE's strategy to remain the UK's leading generator of electricity from renewable sources.

It is investing £7.5m in a project, with Talisman Energy UK, to construct a 10MW demonstrator wind farm in deep water in the Moray Firth. Electricity from the demonstrator project should begin to be generated by 2007. In addition, Renewable Technology Ventures Ltd (RTVL), the marine energy venture in which SSE is a partner, has almost completed the design of a 2.4MW tidal power generating device. Attention is now focusing on deciding whether or not to move on to the second phase – the manufacture, installation and testing of a full-scale prototype tidal turbine.

SSE's investment in the project to generate 'de-carbonised' electricity from hydrogen at Peterhead Power Station (see 'Gas-fired Generation' above) fully complements SSE's diverse interests in generating electricity from renewable sources.

With growing interests in emerging technologies, including micro generation technologies (see 'Energy Services' below), allied to its established capability in generating electricity from the more mature technologies of hydro, onshore wind and biomass, SSE has confirmed its position as a pan-renewables company.

Energy Supply

SSE's energy supply business had 6.5m customers as at 31 October 2005, a net gain of 400,000 since the start of this financial year. Overall, SSE now has two million more customers than at the start of 2002, an increase of 44%. Within the overall total, SSE's business customers now cover 400,000 sites throughout Great Britain.

Over the last three years, SSE has increased prices for domestic customers more slowly than competitors. In March 2005, it gave a commitment to hold electricity prices at their current levels until at least the start of 2006. SSE said it aimed to do the same with gas prices, but that its ability to do so would be determined by trends in wholesale gas prices.

Winter gas prices are now around 26% higher than they were last year. SSE announced on 9 November 2005 that it will be able to absorb this higher commodity cost until the end of the calendar year, but thereafter will have to introduce a 13.6% increase in gas prices for domestic customers from 1 January 2006. Winter electricity prices are now around 38% higher than they were at the start of the year, and so SSE has decided to proceed with an increase of between 8.9% and 12% in electricity prices for domestic customers, also from 1 January 2006.

The outlook for gas and electricity prices remains difficult. In its evidence to the Trade and Industry Committee's current inquiry into the security of gas supply, SSE has again pointed out that there is a fundamental lack of liquidity in, and upstream information about, the offshore gas market and has urged the Committee to recommend that a more formal investigation be mounted into it. In the meantime, SSE will continue to apply a responsible approach to pricing, in order to minimise as much as possible the effect on customers of high and volatile wholesale energy prices.

Customer Service

Equally important to success in Energy Supply is maintaining the highest possible standards of customer service. The leading annual independent study, by JD Power, published on 1 November, found that SSE has the highest level of customer satisfaction among UK electricity suppliers and the second highest among gas suppliers.

Despite the significant growth in customer numbers, SSE secured during the first half of 2005/06 a reduction across all brands of 16% in the number of customer complaints sent to energywatch for resolution, to 975. This follows the significant reductions achieved during each of the previous two years. In the statistics published by energywatch in October 2005, SSE had the lowest rate of complaints in respect of account and billing matters and transfers between companies and the second lowest rate of complaints in respect of direct selling.

SSE believes that a high quality of service will become an increasingly important part of its customer proposition – and that customers' expectations of the service that their energy supplier should provide will increase. As a result, it is now undertaking a performance improvement programme in its Customer Service division. In summary, this involves a major re-organisation and simplification of the division, around the customer lifecycle, which will reduce the number of processes, duplication, transfers and hand-offs. Amongst other things, it requires over 30 process re-designs, including the introduction of computer-telephony integration (CTI), all of which should be implemented by the end of next year.

Product Development

SSE has continued to look at options for new products, given the importance of developments in this field as a key contributor to long-term success in energy supply. In line with this, it has launched **energyplus pulse**. For every customer who switches gas and electricity supply to **energyplus pulse**, SSE donates £10 a year to the British Heart Foundation.

SSE is also introducing a capped price offer for dual fuel customers paying their bills by direct debit. Under the offer, customers pay a 4% increase on the January 2006 electricity prices and a 7% increase of the January 2006 gas prices. Their prices are then capped until February 2008.

The **energyplus care** package of products and services is now available for SSE's most vulnerable customers, and enables a qualifying family living in a three-bedroom, semi-detached house to reduce their total energy bills by around 30% a year. To encourage take-up of the tariff, SSE is identifying an initial group of 50,000 of its most vulnerable customers and is writing directly to them to tell them about it and to invite them to get in touch with the company to establish their eligibility for it.

Overall, SSE believes that its work on product development, emphasis on customer service and its policy of responsible pricing means that its Energy Supply business should be able to extend further the period of growth which began at the start of 2002.

Energy Services

An increasing number of supply customers are likely to seek a wider range of energy-related services, covering renewable, sustainable and energy efficient products. For example, an increasing number of developments in London are required to generate at least 10% of their energy needs from renewable sources.

SSE is very well-positioned to capture a significant proportion of this developing market over the remainder of this decade because it combines established Contracting, Connections and Appliance Retail businesses with a portfolio of micro-generation technologies.

In line with that, SSE Energy Services Networks has won a major contract to install, own and operate the electrical infrastructure for the regeneration of Dagenham Docks.This project has been negotiated with the London Development Agency, working in accordance with the Office of the Deputy Prime Minister's Sustainable Communities Plan for the Thames Gateway. Site works will commence in March 2006. The project further demonstrates SSE's capability to provide energy networks to customers across the whole of the UK.

In addition, the investments made by SSE in Swift Turbines Ltd and solarcentury during 2004/05 are providing new opportunities. A significant milestone was achieved earlier this year when SSE's contracting business carried out its first installation of Swift rooftop wind turbines, for Berwickshire Housing Association. The potential of solar power was illustrated by solarcentury's success in being identified as one of the UK's fastest-growing technology companies in September 2005. SSE and solarcentury will shortly launch and market a solar energy product for domestic customers.

The establishment by SSE of an Energy Services Unit anticipated a growing demand for services 'beyond the meter'. Its ability to provide these services is a natural long-term complement its existing businesses which are geared to distributing and supplying energy to the meter.

CONTRACTING AND CONNECTIONS

Contracting and Connections delivered operating profit* of £23.3m during the first six months of the year, compared with £19.6m in the previous year.

The **Contracting** businesses have made significant progress following the major developments which occurred in 2004/05.

- Southern Electric Contracting (SEC) acquired the electric contracting division of what was previously Eastern Contracting in January 2005, in a transaction with a value of around £2m. The integration of the Eastern business with SEC is now finished and the focus now is on growing its order book.
- SEC's and Interserve's joint venture, 'PriDE', has now completed the 'mobilisation' period following the award of the Ministry of Defence's 'Prime' contract covering London and the south-east of England. The contract, to provide mechanical and electrical maintenance for over 100 MoD sites, is worth around £400m over an initial seven years and is now fully up and running and profitable.
- SEC also has contracts worth around £350m to replace and maintain streetlights for three local authorities in England under the Private Finance Initiative, in partnership with the asset finance division of The Royal Bank of Scotland. These contracts are going well and SEC aims to secure further successes in street lighting PFIs.

Thermal Transfer is the most specialised of SSE's contracting businesses, focusing on the design, installation and maintenance of mechanical and electrical services for industrial, commercial, pharmaceutical, medical device, food and micro-electronics applications. It has secured a number of important new contracts in the past few months, including the installation of an environmentally-friendly heating and power system at Aberdeen University.

The **Connections** business completed 21,000 electrical connections during the first half of 2005/06. In addition, it has continued to expand its portfolio of electricity networks outside the Southern Electric and Scottish Hydro Electric Power Distribution areas. SSE's Connections business now owns and manages 19 electricity networks outside SSE's two electricity distribution areas.

It is also a licensed gas transporter, owning and operating gas mains and services in many parts of the country. The rate of connecting new premises to its gas networks continued to grow, and during the first half of the year, it connected a further 4,100 premises, up 52% on the previous year, taking the total number of connections to more than 31,000.

GAS STORAGE

Gas Storage delivered an operating profit* of £13.6m, an increase of 52.8% compared with the previous year. The value of, and demand for, gas storage facilities in the UK remains high and, in a volatile gas market, SSE has continued to enter into new contracts to provide storage at a significantly higher value than the contracts they replace.

The onshore gas storage facility at Hornsea, which SSE acquired in 2002, is currently the largest in the UK and has a good record of reliability. SSE's joint venture with Statoil (UK), in which SSE is investing £150m, to develop what will become the UK's largest onshore gas storage facility at Aldbrough, is continuing to make good progress. With a total new capacity of around 420 million cubic metres, of which SSE will have the ownership interest in 280 million cubic metres, Aldbrough will provide essential additional gas storage for the UK energy industry.

Consent was received in March 2005 from DEFRA to begin 'leaching' the nine caverns that will be used to store gas. Leaching at five caverns is now well under way, as is the drilling of the seventh well. The process will take around four years to complete, with the first cavern expected to be ready to store gas in 2007.

TELECOMS

SSE's combined Telecoms business (SSE Telecom and Neos) achieved an operating profit* of £6.1m in the first six months of the year, compared with £4.8m in the previous year, an increase of 27.1%. The business offers customers a national telecoms network, and has a UK-wide sales force and a competitive range of products targeted at commercial and public sector customers. As a subsidiary of SSE, it is also able to position itself as one of the UK's most financially secure telecoms network operators, which gives a significant competitive advantage.

The improvement in performance in the first half of the year is mainly the result of higher sales, and important contracts have recently been signed with a diverse range of major organisations, such as AT&T, Cable and Wireless, France Telecom and Learning Network South East (LeNSE).

EXCEPTIONAL ITEM

TXU Europe Group plc

On 2 August 2005, SSE received its second net distribution payment, of £41.6m, from the administrators of TXU Europe Group plc and certain of its subsidiaries, with regard to its claim of £294.2m in respect of a 14-year contract originally entered into in 1997. To this has been added SSE's share (£7.1m) of the distribution paid by the administrator to Barking Power Ltd, the operators of Barking Power Station.

This follows the first net distribution payments of £159.1m to SSE and £22.3m to Barking Power Ltd, which were received from the administrator on 31 March 2005. Following the second payment, SSE expects to receive further distributions of around £60m by the spring of next year and that, in total, over 85% of its claim will be settled.

CAPITAL EXPENDITURE

Investment and capital expenditure, excluding acquisitions, totalled £244.0m during the first half of 2005/06, compared with £160.7m in the previous year.

Capital expenditure in Power Systems was £84.5m, compared with £75.2m in the previous year. The increase follows the Distribution Price Control Review for 2005-10. A major part of the programme is focused on the replacement of parts of the electricity network that date back to the 1960s.

Over the five year period Ofgem's valuation of SSE's transmission, distribution and metering businesses (the Regulated Asset Base) is expected to grow in real terms by around £120m, excluding any major transmission investment, and it grew by £49m (nominal) in the first half of the year.

In addition, there was investment of £57.2m for growth in Generation in the first half of the year, with the refurbishment work being carried out at hydro electric power stations and the development of new hydro electric and wind energy schemes leading to the production of ROC-qualifying electricity.

As well as Power Systems and Generation, £23.0m was invested in the ongoing development of the new gas storage facility at Aldbrough.

Within the overall total, capital expenditure for growth was £154.8m during the first half of 2005/06. This mainly comprised renewable energy and gas storage. As previously stated, capital expenditure will continue to be significant in the second half of the decade, with investment in generation, including FGD installation, electricity networks and gas storage. All investments are expected to achieve returns which are greater than the cost of capital and are expected to enhance earnings.

FINANCIAL MANAGEMENT

Net Debt and Cash Flow

During the first six months of 2005/06, SSE's net debt increased by £540.7m to £1,989.5m, before IAS 32, following acquisitions totalling £540.0m and capital expenditure for growth, principally in renewable energy and gas storage, totalling £154.8m.

Borrowings and Facilities

At 30 September 2005, 86.1% of SSE's borrowings were at fixed rates, after taking account of interest rate swaps. SSE had undrawn committed bank facilities of £650m, with a weighted average period, until maturity, of 4.4 years.

The objective for SSE is to maintain a balance between continuity of funding and flexibility, with a range of maturity dates. Its average debt maturity profile as at 30 September 2005 was 9.7 years, compared with 11.7 years as at 30 September 2004.

Net Finance Costs
The basis of the presentation of net finance costs has changed under IFRS and the table below reconciles published net finance costs to adjusted net finance costs. In line with that, SSE's adjusted net finance costs in the first six months of 2005/06 was £67.6m, compared with £46.1m in the previous year.

		Sept 05 £m	Sept 04 £m
Published net finance costs (Note 4)		24.0	31.5
add/(less)			
	Share of JCE*/Associate interest	38.9	8.9
	Convertible debt IAS 32 adjustment	(1.8)	-
	Interest on pension plan liabilities	(51.0)	(45.8)
	Return on pension plan assets	57.5	51.5
Adjusted net finance costs		67.6	46.1

*Jointly Controlled Entities

The average interest rate for SSE, excluding JCE/Associate interest, during the year was 5.72%, compared with 6.15% in the previous year. Underlying interest cover was 6.1 times, compared with 6.8 times the previous year.

TAX

The adjusted current tax charge is calculated as follows:

		Sept 05 £m	Sept 04 £m
Published tax charge		121.1	73.4
add back:			
	Share of JCE/Associate tax	2.5	3.1
	Share of JCE/Associate tax re IAS 39	(2.3)	-
less:			
	Deferred tax	(14.1)	(8.6)
	Exceptional tax	(14.6)	-
Adjusted current tax charge		92.6	67.9

The effective adjusted underlying current tax rate, based on adjusted profit before tax, was 27.5%, compared with 25.3% in the previous year. The headline tax charge was 31.3%, compared with 27.1% in the previous year.

BALANCE SHEET

SSE continues to maintain one of the strongest balance sheets in the global utility sector, which continues to give it significant competitive advantage in terms of cost of funding and supporting new developments.

In line with the IAS 19 treatment of pension scheme assets, liabilities and costs, pension scheme liabilities of £334.5m and a pension scheme asset of £116.1m are recognised in the balance sheet at 30 September 2005, gross of deferred tax. Overall, this represents an improvement of £9.2m compared with the position at March 2005.

During the first six months of 2005/06, employer cash contributions to the Scottish Hydro Electric scheme amounted to £4.6m and £2m was contributed to the scheme for employees at Ferrybridge and Fiddler's Ferry. Contributions to the Southern Electric pension scheme amounted to £20m during the first six months. This includes a contribution towards the deficit of £12.3m that was agreed in March 2005, in addition to an ongoing contribution rate of 19.9% of salaries. As part of the Distribution Price Control for 2005-2010, it was agreed that allowances for 76% of deficit repair contributions should be included in price controlled revenue.

At 30 September 2005, there was a net asset arising from IAS 39 of £119.0m, before tax, compared with a net asset of £31.8m, before tax, at 1 April 2005.

PURCHASE OF OWN SHARES

The Directors of SSE have not exercised their authority to purchase, in the market, the company's own shares so far during this financial year. The Directors did, however, secure renewal of their authority to purchase, in the market, the Company's own shares at the Annual General Meeting on 28 July 2005. It remains the policy of the Board of SSE to take opportunities to return value to shareholders through the purchase of the Company's own shares should the conditions be appropriate.

SAFETY AND THE ENVIRONMENT

SSE aims to create value for shareholders by running the business with a strong emphasis on safety and on caring for the environment. During the first six months of the year, the number of lost time and reportable accidents within the company was 8, compared with 10 in the previous year. The number of serious, or potentially serious, road traffic accidents involving employees driving company vehicles fell from 0.14 per 100 vehicles to 0.08 in the first six months of the year.

SSE's target for any given year is zero reportable environmental incidents. There were no such incidents during the first six months of 2005/06. SSE published 12 environmental targets in its Sustainability Report 2005 and is on course to deliver improved environmental performance in many key activities during 2005/06. For example, its 'green' travel programme has led to a reduction of 6% in the number of business flights undertaken in the first half of the year and an increase of 152% in the number of rail business journeys.

STRATEGY AND OUTLOOK

SSE remains focused on enhancing and creating value for shareholders from its existing energy and energy-related businesses in the UK. The businesses have been expanded in recent years through investment and the incremental acquisition of assets, and they are well-placed to deliver further growth.

Securing this growth from existing businesses, through the delivery of operational excellence in all activities, remains SSE's top priority. There are significant opportunities to expand these businesses further through the major investment programme planned for the rest of this decade, which will add significantly to SSE's asset base. Operational excellence and sound investment will remain SSE's key means of delivering sustained real growth in the dividend.

Investor Timetable

Interim results	16 November 2005
Ex-dividend date	22 February 2006
Record date	24 February 2006
Payment date	24 March 2006
Preliminary results	31 May 2006
AGM	27 July 2006

Enquiries to:

Scottish and Southern Energy plc

Alan Young – Director of Corporate Communications + 44 (0)870 900 0410

Denis Kerby – Investor and Media Relations Manager + 44 (0)870 900 0410

Financial Dynamics

Andrew Dowler + 44 (0)20 7831 3113

There will be an analysts' presentation starting at 09:30GMT at the offices of Financial Dynamics, Holborn Gate, 26 Southampton Buildings, London WC2A 1PB.

Webcast facility: This is available by going to: www.scottish-southern.co.uk

Telephone conference call: Wednesday, 16 November 2005

UK Dial in: 0845 146 2004

International dial in: +44 (0) 1452 569 393
Replay facility (for one week)
UK local rate no: 0845 245 5205
UK International no: +44 (0) 1452 550 000
UK PIN (access) no: 2109264 #

Consolidated Interim Statement for the period 1 April 2005 to 30 September 2005

Group Income Statement

For the period 1 April 2005 to 30 September 2005

Six months ending 30 September	Note	Before exceptional items 2005 £m	Exceptional items (note 3) 2005 £m	Total 2005 £m	Total 2004 £m
Revenue	2	3,881.3	-	3,881.3	2,705.1
Cost of sales		(3,297.3)	-	(3,297.3)	(2,219.1)
Gross profit		584.0	-	584.0	486.0
Distribution and administration costs		(209.2)	-	(209.2)	(195.1)
Other operating income		-	41.6	41.6	-
Fair value gains on operating derivatives	9	46.6	-	46.6	-
Operating profit before jointly controlled entities and associates		421.4	41.6	463.0	290.9
Jointly controlled entities and associates:					
Share of operating profit		29.1	7.1	36.2	23.1
Share of fair value loss on financing derivatives		(7.8)	-	(7.8)	-
Share of interest		(38.9)	-	(38.9)	(8.9)
Share of tax on operating activities		(0.4)	(2.1)	(2.5)	(3.1)
Share of tax on fair value loss on financing derivatives		2.3	-	2.3	-
Share of (loss) / profit on jointly controlled entities and associates		(15.7)	5.0	(10.7)	11.1
Operating profit	2	405.7	46.6	452.3	302.0
Finance income	4	78.8	-	78.8	58.7
Finance costs	4	(102.8)	-	(102.8)	(90.2)
Fair value loss on financing derivatives	9	(41.9)	-	(41.9)	-
Profit before taxation		339.8	46.6	386.4	270.5
Income tax expense		(108.6)	(12.5)	(121.1)	(73.4)
Profit for the period		231.2	34.1	265.3	197.1
Attributable to:					
Equity holders of the parent		231.2	34.1	265.3	197.2
Minority interest		-	-	-	(0.1)
		231.2	34.1	265.3	197.1
Interim dividend per share	6	13.8p		13.8p	12.2p
Basic earnings per share	8	26.9p		30.9p	23.0p
Diluted earnings per share	8	26.5p		30.3p	23.0p
Dividends paid in the period	6	260.0	-	260.0	226.1

Group Income Statement

For the Year ended 31 March 2005

	Note	Before exceptional items £m	Exceptional items (note 3) £m	Total £m
Revenue	2	7,424.6	-	7,424.6
Cost of sales		(6,257.2)	(61.0)	(6,318.2)
Gross profit		**1,167.4**	**(61.0)**	**1,106.4**
Distribution and administration costs		(407.6)	-	(407.6)
Other operating income		-	111.2	111.2
Operating profit before jointly controlled entities and associates		**759.8**	**50.2**	**810.0**
Jointly controlled entities and associates:				
Share of operating profit		50.8	22.3	73.1
Share of interest		(17.2)	-	(17.2)
Share of tax on operating activities		(8.6)	(6.7)	(15.3)
Share of (loss) / profit on jointly controlled entities and associates		**25.0**	**15.6**	**40.6**
Operating profit	2	**784.8**	**65.8**	**850.6**
Finance income	4	125.8	-	125.8
Finance costs	4	(187.1)	-	(187.1)
Profit before taxation		**723.5**	**65.8**	**789.3**
Income tax expense		(209.1)	(20.5)	(229.6)
Profit for the year		**514.4**	**45.3**	**559.7**
Attributable to:				
Equity holders of the parent		514.5	45.3	559.8
Minority interest		(0.1)	-	(0.1)
		514.4	**45.3**	**559.7**
Final dividend per share	6	**30.3p**		**30.3p**
Basic earnings per share	8	**60.0p**		**65.3p**
Diluted earnings per share	8	**59.3p**		**64.5p**
Dividends paid in the period	6	**330.8**	-	**330.8**

Group Balance Sheet

At 30 September 2005

At 31 March 2005 £m		At 30 September 2005 £m	At 30 September 2004 £m
	Assets		
4,386.1	Property, plant and equipment	4,512.2	4,340.5
	Intangible assets:		
293.5	Goodwill	292.4	291.4
12.7	Other intangible assets	116.7	13.3
213.4	Investments under equity method	663.2	198.1
98.9	Employee benefit assets	116.1	87.1
97.9	Deferred tax assets	101.7	94.4
-	Financial assets	25.7	-
5,102.5	**Non-current assets**	**5,828.0**	**5,024.8**
134.1	Inventories	184.0	136.5
1,077.0	Trade and other receivables	729.7	691.0
232.2	Cash and cash equivalents	36.1	13.4
-	Financial assets	162.0	-
1,443.3	**Current assets**	**1,111.8**	**840.9**
6,545.8	**Total assets**	**6,939.8**	**5,865.7**
	Liabilities		

28.9	Loans and other borrowings	378.6	292.1
1,253.7	Trade and other payables	1,134.1	900.8
138.0	Current tax liabilities	146.5	76.7
13.0	Provisions	11.5	21.4
15.1	Deferred income	14.8	25.7
-	Financial liabilities	17.0	-
1,448.7	**Current liabilities**	**1,702.5**	**1,316.7**
1,652.1	Loans and other borrowings	1,628.0	1,377.0
892.1	Deferred tax liabilities	944.4	859.4
98.3	Provisions	96.4	111.5
266.3	Deferred income	293.4	279.8
326.5	Employee benefit obligations	334.5	339.8
-	Financial liabilities	51.7	-
3,235.3	**Non-current liabilities**	**3,348.4**	**2,967.5**
4,684.0	**Total liabilities**	**5,050.9**	**4,284.2**
1,861.8	**Net assets**	**1,888.9**	**1,581.5**
	Equity:		
429.4	Share capital	444.1	429.2
81.6	Share premium	82.3	77.7
13.7	Capital redemption reserve	13.7	13.7
-	Hedge reserve	13.3	-
1,337.5	Retained earnings	1,335.5	1,061.3
1,862.2	Shareholders' equity	1,888.9	1,581.9
(0.4)	Minority interest	-	(0.4)
1,861.8	**Total equity**	**1,888.9**	**1,581.5**

Group statement of recognised income and expense

For the six months ended 30 September 2005

Year ended 31 March 2005 £m		Note	**Six months ended 30 September 2005 £m**	Six months ended 30 September 2004 £m
-	Loss on effective cashflow hedges		**(10.5)**	-
(16.5)	Actuarial loss on retirement benefit		**(11.0)**	(34.7)
-	Loss on acquisition of minority interest		**(0.1)**	-
(16.5)	Net income / (expense) recognised directly in equity		**(21.6)**	(34.7)
	Transfers:			
-	Transfer to profit or loss on cash flow hedges arising from ineffectiveness (net of tax)		**5.6**	-
559.8	Profit for the period		**265.3**	197.2
-	Cumulative adjustment for the implementation of IAS 39	14	**36.8**	-
543.3	**Total recognised income and expense for the period**		**286.1**	**162.5**
	Attributable to:			
543.4	Equity holders of the parent		286.1	162.6
(0.1)	Minority interest		-	(0.1)
543.3			**286.1**	**162.5**

Consolidated Cash Flow Statement

For the period 1 April 2005 to 30 September 2005

Year ended 31 March 2005 £m		**Six months ended 30 September 2005 £m**	Six months ended 30 September 2004 £m
	Cash flows from operating activities		
559.7	Profit for the period after tax	265.3	197.1
229.6	Income tax expense	121.1	73.4

-	Fair value loss on financing derivatives	41.9	-
61.3	Net finance costs	24.0	31.5
(40.6)	Share of jointly controlled entities and associates	10.7	(11.1)
(1.0)	IAS 19 pension charge less contributions paid	(14.0)	0.4
270.1	Depreciation, amortisation and revaluation adjustments	102.6	99.5
1.7	Amortisation of intangible asset	1.0	0.8
(62.3)	Deferred income released	(53.7)	(12.4)
9.5	(Increase)/Decrease in inventories	(49.9)	(7.5)
(179.1)	Decrease/(Increase) in debtors	297.3	215.7
339.4	(Decrease)/Increase in creditors	(94.5)	(6.3)
(29.9)	Decrease in provisions	(3.4)	(6.6)
-	Employee share awards	0.3	(0.7)
(7.7)	Profit on disposal of tangible fixed assets	(2.6)	(0.4)
1,150.7	**Cash generated from operations**	**646.1**	**573.4**
12.5	Dividends received from jointly controlled entities	8.0	3.7
(72.0)	Finance costs net	(52.3)	(49.0)
(152.9)	Income taxes paid	(103.7)	(76.7)
938.3	**Net cash from operating activities**	**498.1**	**451.4**
			1.7
	Cash flows from investing activities		
(345.0)	Purchase of property, plant and equipment	(262.9)	(141.6)
3.1	Deferred income received (net)	2.3	3.6
19.5	Proceeds from sale of property, plant and equipment	15.8	0.7
2.9	Proceeds from sale of "available for sale" investments	-	-
(1.0)	Loans to jointly controlled entities	(0.4)	(0.3)
-	Investment in Scotia Gas Networks	(540.0)	-
10.8	Loans repaid by jointly controlled entities	5.4	6.2
2.7	Loans repaid by associates	0.4	-
(339.0)	Purchase of businesses and subsidiaries	(0.1)	(338.0)
(646.0)	**Net cash from investing activities**	**(779.5)**	**(469.4)**
	Cash flows from financing activities		
9.7	Proceeds from issue of share capital	0.7	5.5
(330.8)	Dividends paid to company's equity holders	(260.0)	(226.1)
233.0	Net proceeds from borrowings	329.4	214.9
(88.1)	**Net cash from financing activities**	**70.1**	**(5.7)**
204.2	**Net (decrease)/increase in cash and cash equivalents**	**(211.3)**	**(23.7)**
23.6	Cash and cash equivalents at the start of period (note 11)	227.8	23.6
204.2	Net (decrease)/increase in cash and cash equivalents (note 10)	(211.3)	(23.7)
227.8	**Cash and cash equivalents at the end of period**	**16.5**	**(0.1)**

Notes to the Interim Statements

1. Basis of preparation

This interim report contains the financial information of the Company and its subsidiaries (together referred to as the "Group") for the six month period ended 30 September 2005. The interim financial information is unaudited but has been formally reviewed by the auditors and their report to the company is set out on page 35.

This interim report was authorised for issue by the directors on 15 November 2005.

As described below, this Interim Statement has been prepared in accordance with International Financial Reporting Standards ("IFRS"), and the comparative figures have been restated in accordance with applicable IFRS, excepting IAS 32 and IAS 39.

The comparative figures for the financial year ended 31 March 2005 are not the Company's statutory accounts for that financial year but are a restatement of those accounts. Those accounts, which were prepared under UK Generally Accepted Accounting Practices ("UK GAAP"), have been reported on by the Company's auditors and delivered to the registrar of companies. The report of the auditors was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

EU law (IAS Regulation EC 1606/2002) requires that the next annual consolidated financial statements of the Company, for the year ending 31 March 2006, be prepared in accordance with IFRS adopted for use in the EU ("adopted IFRS").

This Interim Statement has been prepared on the basis of the recognition and measurement requirements of IFRS that are either endorsed by the EU and effective (or available for early adoption) at 30 September 2005 or are expected to be endorsed and effective (or available for early adoption) at 31 March 2006, the Group's first annual reporting date at which it is required to use adopted IFRS. Based on these adopted and unadopted IFRS, the directors have made assumptions about the accounting policies expected to be applied,

when the first annual IFRS financial statements are prepared for the year ending 31 March 2006. As required by IFRS 1 *First-time Adoption of International Financial Reporting Standards*, the impact of the transition from UK GAAP to IFRS is explained in note 13.

The directors have assumed that IAS 19 *Employee Benefits* (as amended in December 2004) issued by the International Accounting Standards Board ("IASB") will be adopted by the EU in sufficient time that it will be available for use in the annual IFRS financial statements for the year ending 31 March 2006.

In accordance with IAS 1 *Presentation of Financial Statements*, the Group has disclosed additional information in respect of jointly controlled entities and associates and exceptional items to aid understanding of the Group's financial performance on the face of the Income Statement. An item is treated as exceptional if it is considered unusual and of such significance that separate disclosure is needed if the financial statements are to give a true and fair view. The additional information is included in note 3 to this report.

IAS 32 *Financial Instruments: Disclosure and Presentation* and IAS 39 *Financial Instruments: Recognition and Measurement*, as permitted by IFRS 1, have been applied in preparing an opening IFRS balance sheet at 1 April 2005 for the purposes of transition to IFRS and prospectively thereafter. Details are included in note 14 to this statement.

The reconciliations and explanations of key accounting changes from UK GAAP to IFRS basis for the income statement and balance sheet at 30 September 2004 and 31 March 2005, respectively, are included in note 13 to this report. On the 28 September 2005, the Group issued a statement that presented and explained the consolidated results of the Group restated from UK GAAP onto an IFRS basis for the year ended 31 March 2005 and the balances as at 1 April 2004. The statement was neither audited nor reviewed.

The European Emissions trading scheme ("carbon trading") has been in operation since 1 January 2005. The IASB withdrew IFRIC 3 *Emission Rights* in June 2005 and it has not yet been replaced with definitive guidance or interpretation for carbon trading. The Group recognises carbon allowances granted as an intangible asset and carbon emission liabilities incurred as a current liability. Any net liability is measured at the market price of allowances ruling at the balance sheet date.

In addition to the above, the adopted IFRSs that will be effective (or available for early adoption) in the annual financial statements for the year ending 31 March 2006 are still subject to change and to additional interpretations and therefore cannot be determined with certainty. Accordingly, the accounting policies for that annual period will be determined finally only when the annual financial statements are prepared for the year ending 31 March 2006.

Notes to the interim statements continued

2. Segmental information

All revenue and profit before taxation arise from operations within Great Britain and Ireland.

The Group's principal business is the generation, distribution and supply of electricity and sale of gas in Great Britain and Ireland and the transmission of electricity in the north of Scotland. The Group also has a 50% equity share in Scotia Gas Networks plc (see note 7) and this is shown as a segment where applicable. The primary segments are as reported for management purposes. Analysis of revenue and operating profit by segment is provided below:

a) Revenue by segment

Year ended 31 March 2005		Six months ended 30 September 2005	Six months ended 30 September 2004
£m		**£m**	£m
	Power Systems		
258.9	Scotland	**120.1**	119.8
369.2	England	**186.5**	170.4
628.1		**306.6**	290.2
6,766.1	**Generation and Supply**	**3,492.2**	2,403.7
645.5	**Other businesses**	**357.7**	287.8
8,039.7		**4,156.5**	2,981.7
(615.1)	Less inter segment revenue	**(275.2)**	(276.6)
7,424.6		**3,881.3**	2,705.1

b) Operating profit by segment

(i) The adjusted operating profit of the Group is reported after adjustment for the impact of changes in the fair value of operating derivatives and the removal of the Group's share of interest, fair value movements on financing derivatives and tax from jointly controlled entities and associates.

(ii) Unallocated expenses comprise corporate office costs which are not directly allocable to particular segments.

	Six months ended 30 September 2005					Six months ended to 30 September 2004 (restated)		
	Adjusted	**IAS 39, Tax and Interest share (i)**	**Before exceptional items**	**Exceptional item**	**Total**	Adjusted	Tax and Interest share (i)	Total
	£m	**£m**	**£m**	**£m**	**£m**	£m	£m	£m
Power Systems								
Scotland	**66.4**	**-**	**66.4**	**-**	**66.4**	58.5	-	58.5
England	**95.5**	**-**	**95.5**	**-**	**95.5**	86.5	-	86.5

		161.9	-	161.9	-	161.9	145.0	-	145.0
Scotia Gas Networks		9.6	(34.0)	(24.4)	-	(24.4)	-	-	-
Energy Systems		**171.5**	**(34.0)**	**137.5**	**-**	**137.5**	145.0	-	145.0
Generation and Supply		**190.0**	**35.8**	**225.8**	**46.6**	**272.4**	134.0	(13.0)	121.0
Other businesses		**46.5**	**-**	**46.5**	**-**	**46.5**	38.8	1.0	39.8
		408.0	**1.8**	**409.8**	**46.6**	**456.4**	317.8	(12.0)	305.8
Unallocated expenses	(ii)	**(4.1)**	**-**	**(4.1)**	**-**	**(4.1)**	(3.8)	-	(3.8)
		403.9	**1.8**	**405.7**	**46.6**	**452.3**	314.0	(12.0)	302.0

Notes to the interim statements continued

2. Segmental information continued

b) Operating profit by segment continued

		Year ended 31 March 2005 (restated)				
		Adjusted	Tax and Interest share (i)	Before exceptional items	Exceptional item	Total
		£m	£m	£m	£m	£m
Power Systems						
Scotland		135.2	-	135.2	-	135.2
England		201.6	-	201.6	-	201.6
Energy Systems		336.8	-	336.8	-	336.8
Generation and Supply		388.6	(26.5)	362.1	65.8	427.9
Other businesses		93.6	0.7	94.3	-	94.3
		819.0	(25.8)	793.2	65.8	859.0
Unallocated expenses	(ii)	(8.4)		(8.4)		(8.4)
		810.6	(25.8)	784.8	65.8	850.6

3. Exceptional items.

On 2 August 2005 a net dividend of £41.6m (March 2005, £159.1m, received 30 March 2005) was received in relation to the administration of TXU Europe Energy Trading Limited which had been placed into administration in 2002. The net receipt of £41.6m (March 2005, £111.2m after extinguishing debtor balances) has been shown separately in the income statement.

In addition to this, the Group's share of the net dividend from the administration of TXU Europe Energy Trading Limited recognised as income by an associate company, Barking Power Limited, amounting to £7.1m, (March 2005, £22.3m) is shown separately within share of operating profit from jointly controlled entities and associates.

The accounts to 31 March 2005 also included an exceptional impairment charge in respect of Peterhead Power Station of £61.0m.

4. Net Finance costs

Year ended 31 March 2005 (restated)		**Six months ended 30 September 2005**	Six months ended 30 September 2004 (restated)
£m		**£m**	£m
	Finance income:		
106.1	Return on pension scheme assets (ii)	57.5	51.5
3.2	Interest income from short term deposits	2.5	0.8
16.5	Other interest receivable (i)	18.8	6.4
125.8	**Total Finance income**	**78.8**	**58.7**
	Finance expense:		
(33.6)	Bank loan and overdrafts	(17.8)	(16.6)
(60.2)	Other loans and charges	(33.8)	(28.3)
(93.7)	Interest on pension scheme liabilities (ii)	(51.0)	(45.8)
-	Convertible debt IAS 32 adjustment	(1.8)	-
3.4	Less: Interest capitalised	3.2	1.4
(3.0)	Amortisation of discount	(1.6)	(0.9)

(187.1)	**Total Finance expense**	(102.8)	(90.2)
(61.3)	**Net Finance costs**	(24.0)	(31.5)

(i) Included within other interest receivable are credits from jointly controlled entities of £16.7m (September 2004, £5.9m, and March 2005, £11.5m, respectively).

(ii) Return on pension plan assets and Interest on pension scheme liabilities are offset against one another in the Earnings Per Share calculation (note 8) as "Net Pension Income".

Notes to the interim statements continued

5. Taxation

The income tax expense reflects the estimated effective rate on profit before taxation for the Group for the year ending 31 March 2006 and the movement in the deferred tax balance in the period so far as it relates to items recognised in the income statement. The unadjusted effective rate in the income statement is 31.3% (September 2004 – 27.1%).

The total effective adjusted rate on profit before tax excluding exceptional items, IAS 39 and 32 and adjusted for tax on associates and jointly controlled entities and net pension finance income for the period can be represented thus:

Year ended 31 March 2005		**Six months ended 30 September 2005**	Six months ended 30 September 2004
	Effective adjusted rate:		
25.3%	Current tax	27.5%	25.3%
4.4%	Deferred tax	4.1%	2.7%
29.7%	**Total effective adjusted rate**	**31.6%**	**28.0%**

The adoption of IFRS alters the reported effective tax rates for the comparative periods from previously published rates. Current tax payable for the current and prior periods is classified as a current tax liability to the extent that it is unpaid.

6. Dividends

The final dividend of 30.3 pence per ordinary share (2004 – 26.4p) was declared on 17 May 2005, approved at the Annual General Meeting on 28 July 2005 and was paid to shareholders on 23 September 2005.

An interim dividend per ordinary share of 13.8p (2005 – 12.2p) will be paid on 24 March 2006 to those shareholders on the Scottish and Southern Energy plc share register on 24 February 2006.

7. Acquisition of Scotia Gas Networks

At 1 June 2005, Scotia Gas Networks plc ("SGN"), an entity of which the Group holds 50%, acquired the Scotland and the South of England gas distribution networks from National Grid Transco.

The total value of the acquisition was £3,159.3m, of which £2,191.7m was initially funded by non-recourse borrowings with the balance funded by the shareholders. At 9 September 2005 the shareholders of SGN provided a loan facility of £112.4m. The non-recourse funding of this transaction was replaced by the issue of listed debt on 21 October 2005. Details of this will be included in the Group's Annual Report.

The Group has invested £540.0m in SGN at 30 September 2005 consisting of £270.0m of subordinated loans and £270m of equity and contingent equity. The contingent equity relates to the Group's share of the 9 September 2005 loan facility (£56.2m) of which all or part may be converted into equity depending on the outcome of the finalisation of the completion accounts process and provision of working capital facilities.

In the four months from acquisition, the jointly controlled entity has contributed £9.6m to the Group's underlying operating profit (note 2b). SGN entered into a contingent interest rate swap on 30 August 2004 subject to the acquisition of the gas networks in Scotland and the South of England being completed. From 1 April 2005, 50% of the fair value of the swap has been reflected in the Group's accounts including SSE's share of the fair value loss on financing derivatives up to 1 June 2005, when the transaction was concluded. Since 1 June 2005, the Group's share of this loss has been reflected as part of the share of losses on financing derivatives of jointly controlled entities and associates, which is shown as £7.8m (£5.5m, net of tax) on the Income Statement.

The combined investment in SGN at 30 September 2005 is £451.0m consisting of the £540.0m invested less the share of the interest rate swap (£68.1m) and the loss after interest and tax inclusive of actuarial movements on the pension scheme (£20.9m).

The jointly controlled entity is accounted for using the equity method. The transactional values noted are provisional.

Notes to the interim statements continued

8. Earnings per Share

Basic earnings per share

The calculation of basic earnings per share at 30 September 2005 is based on the net profit attributable to ordinary shareholders and a weighted average number of ordinary shares outstanding during the period ended 30 September 2005. All earnings are from continuing operations. The calculations are shown below:

Adjusted earnings per share

Adjusted earnings per share has been calculated by excluding the charge for deferred tax, net finance income relating to pensions, items disclosed as exceptional, and the impact of IAS 39.

Year ended 31 March 2005	Year ended 31 March 2005		**Six months ended 30 September 2005**	Six months ended 30 September 2004	**Six months ended 30 September 2005**	Six months ended 30 September 2004
	Earnings per				**Earnings**	Earnings per

Earnings £m (restated)	share pence (restated)		**Earnings £m**	Earnings £m (restated)	**per share pence**	share pence (restated)
559.7	**65.3**	**Basic**	**265.3**	**197.1**	**30.9**	**23.0**
(45.3)	(5.3)	Exceptional items	**(34.1)**	-	**(4.0)**	-
514.4	60.0	Basic excluding exceptionals	**231.2**	197.1	**26.9**	23.0
		Adjusted for:				
35.7	4.2	Deferred tax	**14.1**	8.6	**1.6**	1.0
(12.4)	(1.4)	Net pension income (note 4)	**(6.5)**	(5.7)	**(0.7)**	(0.7)
-	-	Fair value gains on operating derivatives	**(46.6)**	-	**(5.4)**	-
-	-	Fair value losses on financing derivatives	**41.9**	-	**4.9**	-
-	-	Share of loss on financing derivatives	**7.8**	-	**0.9**	-
-	-	Convertible debt IAS 32 adjustment	**1.8**	-	**0.2**	-
537.7	**62.8**	**Adjusted**	**243.7**	**200.0**	**28.4**	**23.3**
559.7	65.3	Basic before convertible debt	**265.3**	197.1	**30.9**	23.0
3.3	0.4	Convertible debt interest (net of tax)	**5.3**	-	**0.6**	-
-	(1.2)	Dilutive effect of convertible debt	**-**	-	**(1.2)**	-
563.0	**64.5**	**Diluted**	**270.6**	**197.1**	**30.3**	**23.0**
(45.3)	(5.2)	Exceptional items	**(34.1)**	-	**(3.8)**	-
517.7	59.3	Diluted excluding exceptionals	**236.5**	197.1	**26.5**	23.0

The weighted average number of shares used in each calculation is as follows:

31 March 2005 Number of shares (millions)		**30 September 2005 Number of shares (millions)**	30 September 2004 Number of shares (millions)
857.2	For basic and adjusted earnings per share	858.3	857.0
1.9	Effect of exercise of share options	2.8	1.6
859.1		861.1	858.6
14.2	Effect of dilutive convertible debt	33.3	-
873.3	For diluted earnings per share	**894.4**	858.6

Notes to the interim statements continued

9. Financial Assets / Liabilities

The Group adopted IAS 39 (and IAS 32) prospectively from 1 April 2005. Details of the conversion are included at Note 14.

All stated gross of tax	At 1 April 2005 £m	Net Gains / (Losses): Income Statement £m	Net Gains / (Losses): Hedge Reserve £m	Transfer (i) £m	**At 30 September 2005 £m**
Operating derivatives	130.1	46.6	(20.9)	-	**155.8**
Financing derivatives	(98.3)	(41.9)	13.9	89.5	**(36.8)**
Total	31.8	4.7	(7.0)	89.5	**119.0**

(i) Represents previously contingent SGN interest rate swap transferred and now included in investment in SGN from 1 June 2005.

10. Reconciliation of net movement in net cash and cash equivalents

Year ended 31 March 2005 £m		**Six months ended 30 September 2005 £m**	Six months ended 30 September 2004 £m
204.2	(Decrease)/increase in cash and cash equivalents in the financial period	(211.3)	(23.7)

(233.0)	Net cash (inflow) from (decrease) in debt and borrowings	(329.4)	(214.9)
(28.8)	Movement in net debt in the financial period	(540.7)	(238.6)
(1,420.0)	**Net debt at start of financial period (before IAS 32)**	**(1,448.8)**	**(1,420.0)**
(1,448.8)	**Net debt at end of financial period (before IAS 32)**	**(1,989.5)**	**(1,658.6)**

11. Analysis of net debt

	At 1 April 2005 (after IAS 32) £m	Decrease in cash and cash Equivalents £m	(Increase)/ Decrease in Debt £m	**Net Debt excluding impact of IAS 32 £m**	Convertible debt equity IAS 32 adjustment £m	**At 30 September 2005 £m**
Cash and cash equivalents	232.2	(196.1)	-	**36.1**	-	**36.1**
Bank overdraft (i)	(4.4)	(15.2)	-	**(19.6)**	-	**(19.6)**
	227.8	(211.3)	-	**16.5**	-	**16.5**
Current loans and borrowings	(28.9)	(15.2)	(334.5)	**(378.6)**	-	**(378.6)**
Bank overdraft (i)	4.4	15.2	-	**19.6**	-	**19.6**
	(24.5)	-	(334.5)	**(359.0)**	-	**(359.0)**
Non current loans and borrowings	(1,652.1)	-	5.1	**(1,647.0)**	19.0	**(1,628.0)**
Net debt	**(1,448.8)**	**(211.3)**	**(329.4)**	**(1,989.5)**	**19.0**	**(1,970.5)**

(i) Bank overdrafts are reported on the balance sheet as part of current loans and borrowings. For cash flow purposes, these have been included as cash and cash equivalents.

Notes to the interim statements continued

12. Reconciliation of movements in shareholders' funds

Year ended 31 March 2005 £m		**Six months ended 30 September 2005 £m**	Six months ended 30 September 2004 £m
559.8	Profit for the period	**265.3**	197.2
(330.8)	Dividends	**(260.0)**	(226.1)
229.0		**5.3**	(28.9)
(16.5)	Net expense recognised directly in equity	**(21.6)**	(34.7)
9.7	Share capital issued	**0.7**	5.5
-	Transfer to profit or loss on cash flow hedges arising from ineffectiveness (net of tax)	**5.6**	-
-	Cumulative adjustment for the implementation of IAS 39	**36.8**	-
-	Credit in respect of employee share awards	**0.3**	-
222.2	Net addition/(reduction) in shareholders' funds	**27.1**	(58.1)
1,639.6	Opening shareholders' funds	**1,861.8**	1,639.6
1,861.8	**Closing shareholders' funds**	**1,888.9**	**1,581.5**

Notes to the interim statements continued

13. Reconciliation of previously reported financial statements under UK GAAP to IFRS

The Group has prepared the interim financial statements under IFRS. The UK GAAP to IFRS reconciliation of the statements listed below are included in the following pages:

- Income statement for the period to 30 September 2004;
- Income statement for the year to 31 March 2005;
- The balance sheet at 30 September 2004; and
- The balance sheet at 31 March 2005.

An explanation of the reclassification and re-measurements applied on adoption of IFRS follows on pages 31 and 32.

In addition to these changes, the Group has adopted IAS 32 and IAS 39 prospectively from 1 April 2005. Details of the impact of adoption at that date are included on pages 33 and 34.

Notes to the interim statements continued

13. Reconciliation of previously reported financial statements under UK GAAP to IFRS continued

Reconciliation of the group profit and loss account under UK GAAP to the group income statement under IFRS for the period to 30 September 2004

	UK GAAP	IAS 12 Deferred tax	IFRS 2	IAS 16 PPE	IAS 19 Pensions	IAS 38 Intangibles	IAS 36 Goodwill	IAS 28 and 31	F i
	£m	£m	£m	£m	£m	£m	£m	£m	
Revenue	2,705.1								
Cost of sales	(2,219.1)								
Gross profit	**486.0**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	
Distribution and administrative costs	(203.0)		0.7	(0.5)		(0.2)	7.9		
Operating Profit before jointly controlled entities and associates	**283.0**	0.0	0.7	(0.5)	0.0	(0.2)	7.9	0.0	
Jointly controlled entities and associates:									
Share of operating profit	23.1								
Share of interest	-							(8.9)	
Share of tax on operating activities	-							(3.1)	
Share of jointly controlled entities and associates	**23.1**	0.0	0.0	0.0	0.0	0.0	0.0	(12.0)	
Operating profit	**306.1**	0.0	0.7	(0.5)	0.0	(0.2)	7.9	(12.0)	
Net finance costs	(37.2)								
Interest: Joint Ventures / Associates	(8.9)							8.9	
Other finance income	6.2				(0.5)				
Profit before taxation	**266.2**	0.0	0.7	(0.5)	(0.5)	(0.2)	7.9	(3.1)	
Income tax expense	(76.1)	(0.4)						3.1	
Profit after taxation	**190.1**	(0.4)	0.7	(0.5)	(0.5)	(0.2)	7.9	0.0	
Equity minority interests in subsidiary undertakings	0.1								
Profit for the period	**190.2**	(0.4)	0.7	(0.5)	(0.5)	(0.2)	7.9	0.0	

Notes to the interim statements continued

13. Reconciliation of previously reported financial statements under UK GAAP to IFRS continued

Reconciliation of the group profit and loss account under UK GAAP to the group income statement under IFRS for the year to 31 March 2005

	UK GAAP	IAS 12 Deferred tax	IFRS 2	IAS 16 PPE	IAS 19 Pensions	IAS 38 Intangibles	IAS 36 Goodwill	IAS 28 and 31	F i
	£m	£m	£m	£m	£m	£m	£m	£m	
Group and share of joint ventures	7,482.8							(58.2)	
Joint ventures	(58.2)							58.2	
Revenue	7,424.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	
Cost of sales before exceptional item	(6,256.1)			(1.1)					
Exceptional item	(61.0)								
Cost of sales	(6,317.1)			(1.1)					
Gross profit	**1,107.5**	0.0	0.0	(1.1)	0.0	0.0	0.0	0.0	
Distribution and administrative costs	(429.0)		6.4			(0.4)	15.4		
Exceptional item	111.2								
Operating profit before jointly controlled entities and associates	**789.7**	0.0	6.4	(1.1)	0.0	(0.4)	15.4	0.0	
Jointly controlled entities and associates:									
Share of operating profit before exceptionals	50.8								
Exceptional item	22.3								
Share of interest	-							(17.2)	
Share of tax before exceptional									

item	-							(8.6)
Tax on exceptional item	-							(6.7)
Share of jointly controlled entities and associates	**73.1**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**(32.5)**
Operating profit	**862.8**	**0.0**	**6.4**	**(1.1)**	**0.0**	**(0.4)**	**15.4**	**(32.5)**
Net finance costs	(73.7)							
Interest: Joint Ventures / Associates	(17.2)							17.2
Other finance income	13.4				(1.0)			
Profit before taxation	**785.3**	**0.0**	**6.4**	**(1.1)**	**(1.0)**	**(0.4)**	**15.4**	**(15.3)**
Taxation excluding impact of exceptional items	(215.0)	(2.7)						8.6
Tax impact of exceptional items	(27.2)							6.7
Income tax expense	(242.2)	(2.7)						15.3
Profit after taxation	**543.1**	**(2.7)**	**6.4**	**(1.1)**	**(1.0)**	**(0.4)**	**15.4**	**0.0**
Equity minority interests in subsidiary undertakings	0.1							
Profit for the financial year	**543.2**	**(2.7)**	**6.4**	**(1.1)**	**(1.0)**	**(0.4)**	**15.4**	**0.0**

Notes to the interim statements continued

13. Reconciliation of previously reported financial statements under UK GAAP to IFRS continued

Reconciliation of the group balance sheet under UK GAAP to IFRS as at 30 September 2004

	UK GAAP £m	**IFRS Reclass-ifications** £m	**IAS 12 Deferred tax** £m	**IAS 10 Dividends** £m	**IFRS 2** £m	**IAS 16 PPE** £m	**IAS 19 Pensions** £m	**IAS 38 Intangibles** £m	**IFRS 3 Goodwill** £m	**IFRS : Acquisition: £n**
Assets										
Property, plant & equipment	4,337.6					2.9				
Intangible assets - goodwill	284.3								7.9	(0.8
- other intangible assets	8.6							4.7		
Investments under equity method	198.5									
Employee benefit	-						87.1			
Deferred tax asset	-						94.4			
Non-current assets	4,829.0	0.0	0.0	0.0	0.0	2.9	181.5	4.7	7.9	(0.8
Current assets										
Inventories	136.5									
Trade and other receivables	688.5				2.5					
Current asset *investments*	13.4	(13.4)								
Cash and cash equivalents	-	13.4								
Current assets	838.4	0.0	0.0	0.0	2.5	0.0	0.0	0.0	0.0	0.
Total assets	**5,667.4**	**0.0**	**0.0**	**0.0**	**2.5**	**2.9**	**181.5**	**4.7**	**7.9**	**(0.8**
Liabilities										
Loans and other borrowings	(292.1)									
Trade and other payables	(1,006.5)			104.9						0.
Current tax liabilities	(76.7)									
Deferred income	(25.7)									
Short-term provisions	-	(21.4)								
Current liabilities	(1,401.0)	(21.4)	0.0	104.9	0.0	0.0	0.0	0.0	0.0	0.
Non-Current liabilities										
Loans and other borrowings	(1,377.0)									
Deferred tax liabilities	(521.0)		(313.2)		1.0		(26.2)			
Long-term provisions	(132.9)	21.4								
Deferred income	(279.8)									
Employee benefit obligations	(169.3)						(170.5)			
Non-current liabilities	(2,480.0)	21.4	(313.2)	0.0	1.0	0.0	(196.7)	0.0	0.0	0.
Total liabilities	**(3,881.0)**	**0.0**	**(313.2)**	**104.9**	**1.0**	**0.0**	**(196.7)**	**0.0**	**0.0**	**0.**
Net assets	**1,786.4**	**0.0**	**(313.2)**	**104.9**	**3.5**	**2.9**	**(15.2)**	**4.7**	**7.9**	**0.**
Equity										
Share capital	429.2									
Share premium	77.7									
Capital redemption reserve	13.7									
Retained earnings	1,266.2		(313.2)	104.9	3.5	2.9	(15.2)	4.7	7.9	
Equity attributable to *equity holders of the* Group	1,786.8	0.0	(313.2)	104.9	3.5	2.9	(15.2)	4.7	7.9	0.
Minority interest	(0.4)									
Total equity	**1,786.4**	**0.0**	**(313.2)**	**104.9**	**3.5**	**2.9**	**(15.2)**	**4.7**	**7.9**	**0.**

Notes to the interim statements continued

13. Reconciliation of previously reported financial statements under UK GAAP to IFRS continued

Reconciliation of the group balance sheet under UK GAAP to IFRS as at 31 March 2005

	UK GAAP £m	IFRS Reclass-ifications £m	IAS 12 Deferred Tax £m	IAS 10 Dividends £m	IFRS 2 £m	IAS 16 PPE £m	IAS 19 Pensions £m	IAS 38 Intangibles £m	IFRS 3 Goodwill £m	IFRS Acquisition £m
Assets										
Intangible assets										
- goodwill	260.6								15.4	17.
- other intangible assets	8.2							4.5		
Property, plant & equipment	4,383.8					2.3				
Investments under equity method	213.8									
Employee benefit	-						98.9			
Deferred tax asset	-						97.9			
Non-current assets	4,866.4	0.0	0.0	0.0	0.0	2.3	196.8	4.5	15.4	17.
Current assets										
Inventories	134.1									
Trade and other receivables	1,073.7				3.3					
Current asset investments	218.5	(218.5)								
Cash and cash equivalents	13.7	218.5								
Current assets	1,440.0	0.0	0.0	0.0	3.3	0.0	0.0	0.0	0.0	0.
Total assets	**6,306.4**	**0.0**	**0.0**	**0.0**	**3.3**	**2.3**	**196.8**	**4.5**	**15.4**	**17.**
Liabilities										
Loans and other borrowings	-	(28.9)								
Trade and other payables	(1,700.8)	182.0		260.0	5.1					
Current tax liabilities	-	(138.0)								
Deferred income	-	(15.1)								
Short-term provisions	-	(19.7)								
Current liabilities	(1,700.8)	(19.7)	0.0	260.0	5.1	0.0	0.0	0.0	0.0	0.
Non-Current liabilities										
Loans and other borrowings	(1,918.4)	266.3								
Deferred tax liabilities	(530.4)		(314.5)				(29.7)			(17.5
Long-term provisions	(111.3)	19.7								
Deferred income	-	(266.3)								
Employee benefit obligations	(143.6)						(182.9)			
Non-current liabilities	(2,703.7)	19.7	(314.5)	0.0	0.0	0.0	(212.6)	0.0	0.0	(17.5
Total liabilities	**(4,404.5)**	**0.0**	**(314.5)**	**260.0**	**5.1**	**0.0**	**(212.6)**	**0.0**	**0.0**	**(17.5**
Net assets	**1,901.9**	**0.0**	**(314.5)**	**260.0**	**8.4**	**2.3**	**(15.8)**	**4.5**	**15.4**	**0.**
Equity										
Share capital	429.4									
Share premium	81.6									
Capital redemption reserve	13.7									
Retained earnings	1,199.1		(311.8)	226.1	2.0	3.4	(14.8)	4.9		
-current year	178.5		(2.7)	33.9	6.4	(1.1)	(1.0)	(0.4)	15.4	
Equity attributable to equity holders of the Group	1,902.3	0.0	(314.5)	260.0	8.4	2.3	(15.8)	4.5	15.4	0.
Minority interest	(0.4)									
Total equity	**1,901.9**	**0.0**	**(314.5)**	**260.0**	**8.4**	**2.3**	**(15.8)**	**4.5**	**15.4**	**0.**

Notes to the interim statements continued

13. Reconciliation of previously reported financial statements under UK GAAP to IFRS continued

Certain income statement and balance sheet items, previously reported under UK GAAP, have been reclassified to comply with the Group's format for reporting under IFRS.

In addition to this, certain other balances have been remeasured by applying the Group's new accounting policies in accordance with IFRS from 1 April 2004. A description of these accounting changes and their impact on the restated financial statements at 30 September 2004 and 31 March 2005 follows.

Note that, as permitted, IAS 32 and IAS 39 have not been applied to these restatements and instead have been applied prospectively from 1 April 2005. Details on this are included at Note 14.

i) Deferred Tax

Under UK GAAP, deferred tax is provided on timing differences whereas, under IAS 12 *Income Taxes,* provision must be made based on temporary differences between carrying values and the related tax base of assets and liabilities, except in certain circumstances.

Under UK GAAP, the Group's policy was to recognise deferred tax on a discounted basis. Under IFRS, this is not permitted and the deferred tax provision has been restated accordingly.

The impact of these changes has been to reduce net assets at 30 September 2004 and 31 March 2005 by £313.2m and £314.5m, respectively. Consequently, an additional charge of £0.4m, for the six month period to 30 September 2004, and £2.7m, for the year to 31 March 2005, has been reflected in the respective Income Statements.

ii) Current Dividend

Under UK GAAP, proposed dividends are recognised in the year in which the profits to which they relate were earned. IAS 10 *Events after the Balance Sheet Date* requires that dividends should not be accrued until the date at which they are declared. As the Company normally declares its final dividend after its results are approved by its Board, final dividends are not accrued at the year end.

Consequently, this has the effect of increasing opening net assets at 1 April 2004 by £226.1m and closing net assets at 30 September 2004 and 31 March 2005 by £104.9m and £260.0m, respectively.

iii) Share Based Payments

Under UK GAAP, Inland Revenue-approved "save as you earn schemes", such as SSE's share-save scheme, did not result in a charge being taken to the profit and loss account. Other employee share schemes were accounted for on an intrinsic value basis. Under IFRS 2 *Share based payments*, all grants of equity instruments are required to be measured at fair value, with an appropriate charge being made to the income statement in the appropriate accounting period.

SSE has elected to adopt the provisions of IFRS 1 which allow first time adopters to apply the rules of IFRS 2 only to options granted after 7 November 2002 and which had not vested by 1 January 2005.

The Group's employee share schemes have been accounted for in accordance with IFRS 2. The impact of this is a credit to the Income Statement of £0.7m, for the period to 30 September 2004, and a credit of £6.4m, for the year to 31 March 2005.

iv) Property, Plant and Equipment

The main change for the Group from the adoption of IAS 16 *Property, Plant and Equipment* relates to the hydro generation infrastructure network.

Under UK GAAP, the hydro generation infrastructure network, including the dams, tunnels and other hydro civil engineering structures, was considered to have an indefinite life and was not subject to depreciation. Expenditure to maintain the hydro generation civil infrastructure was dealt with using the renewals accounting provisions of FRS 15 *Tangible Fixed Assets*.

Under IAS 16 *Property, Plant and Equipment*, renewals accounting is prohibited and all items of property, plant and equipment should be subject to depreciation, with the exception of land. As a result all aspects of accounting for these assets and expenditures have been amended to be compliant with IFRS.

Consequently, the Group identified the carrying value of the Hydro Civil Assets acquired in 1990 on privatisation and rolled this balance forward for additions and depreciation based on a useful economic life of 100 years. The overall effect is to increase net assets by £3.4m at 1 April 2004, the date of transition, with an additional net charge of £0.5m in the six month period to 30 September 2004 and of £1.1m in the year ended 31 March 2005 being recognised. Qualifying expenditure on these assets will be capitalised and depreciated over the useful life of the assets.

v) Retirement Benefits

Under UK GAAP, the Group fully adopted FRS 17 *Retirement Benefits* in 2002. The Group's revised policy is to account for retirement and other benefits in accordance with the revised version of IAS 19 *Employee Benefits*. The method of accounting for pension scheme assets and liabilities, actuarial gains and losses and income and charges associated with such schemes under IAS 19 is very similar to FRS 17 but some notable differences exist.

The main remeasurement change under IAS 19 is the requirement for scheme assets to be valued at a bid price rather than a mid market valuation. The effect of this change is the net asset balances at 30 September 2004 and 31 March 2005 are lower by £15.2m and £15.8m, respectively. This rebasing has increased other finance costs under IAS 19 by £0.5m in the six months to 30 September 2004 and £1.0m in the year to 31 March 2005.

In addition to this, surpluses or deficits on the Group's schemes are reported gross on the face of the Balance Sheet rather than net of deferred tax, as is the practice under UK GAAP.

Notes to the interim statements continued

13. Reconciliation of previously reported financial statements under UK GAAP to IFRS continued

vi) Intangible Assets

Under IAS 38 *Intangible Assets*, the Group has reclassified the software licence and development costs incurred since 1 April 2000, which had been expensed under UK GAAP, as Intangible Assets.

The Group's policy for amortisation of these assets is to amortise these over a period of 5 years. As a result, net assets at 30 September 2004 and 31 March 2005 have been increased by £4.7m and £4.5m.

vii) Business Combinations

Under UK GAAP, goodwill is amortised over its estimated useful economic life. Under IFRS, this is prohibited by IFRS 3 *Business Combinations* which instead requires an annual impairment review in accordance with IAS 36 *Impairment of Assets* to be carried out.

At the transition date of 1 April 2004, the net balance of goodwill recognised under UK GAAP has been carried forward. This balance will thereafter be subject to an impairment review which will be carried out on at least an annual basis.

The goodwill amortisation charge under UK GAAP for the six month period to 30 September 2004 and for the year ended 31 March 2005 of £7.9m and £15.4m, respectively, have been reversed in the Income Statement.

viii) Associates and Joint Controlled Entities

Under UK GAAP, the Group's share of the operating profit, interest and taxation of associates and joint ventures have been reported separately on the face of the profit and loss account.

Under IFRS, the Group's share of profit after tax for its associates and jointly controlled entities is reported as a single line item within

operating profit. To aid the comparability and understandability of the Group's results, the Group discloses such additional information required to allow continued reporting of operating profit inclusive of the operating profit from associates and jointly controlled entities.

In addition to this, an adjustment in relation to deferred taxation under IAS 12 requires a £0.4m reduction to the opening carrying value of investments in jointly controlled entities.

The Group will continue to account for jointly controlled entities under equity accounting rules as permitted by IAS 31 *Interests in Joint Ventures*.

ix) Other Accounting Policies

All other accounting policies which have not been specifically disclosed in this document have not changed significantly from previous policies under UK GAAP.

Notes to the interim statements continued

14. IAS 39 and IAS 32: Notes to the conversion

In accordance with IFRS 1, the balance sheet at 31 March 2005 and the income statement for the year ended 31 March 2005 have not been restated to reflect the adoption of IAS 39 and IAS 32.

The principal effect of the adoption of these standards at 1 April 2005 is to record certain derivative financial instruments in the balance sheet at their fair value.

Operating Derivatives

IAS 39 does not apply to commodity contracts that are held for the Group's "own use" requirements, although the definition of "own use" is narrow. Such contracts continue to be accounted for under accruals accounting.

Outwith the exemption for own use contracts, all derivatives must be recognised at fair value with changes in value being recognised in the income statement, with the exception of contracts which qualify for cash flow hedge accounting treatment.

Under cash flow hedge accounting, movements on the effective portion of the hedge are recognised through a special hedge reserve, while any ineffectiveness is taken to the income statement. The impact of this is to minimise the impact of fair value movements to the income statement and, hence, reduce potential volatility.

The fair values applied to the contracts which require to be so treated are based on forward price curves generated from a combination of published market data and, for periods where such data is not available, internal valuation techniques. The values attributed to the balance sheet are based on the present value of the differences between contract prices and these forward curves.

The financial impact of this approach before associated deferred tax has been to increase opening net assets at 1 April 2005 by £130.1m, comprising £49.2m credited to the hedge reserve and £80.9m credited to retained earnings.

Financing Derivatives

IAS 39 also applies to the treatment of the Group's loans, borrowings and derivatives.

Under IAS 39, loans and borrowings are carried at amortised cost. However, derivatives are recognised separately on the balance sheet at fair value with movements in those fair values being reflected through the income statement.

Qualifying interest rate derivatives are accounted for under "cash flow" hedging rules, as described above, or under "fair value" hedge accounting rules. "Fair value" hedge accounting requires both the fair value of the hedged item and the hedging instrument to be recognised on the balance sheet, with movements on both being recognised through the income statement. Furthermore, certain foreign exchange transactions are accounted for under the "cash flow" hedge accounting rules previously described.

The financial impact of this approach before associated deferred tax has been to reduce opening net assets at 1 April 2005 by £43.6m, comprising £23.0m debited to the hedge reserve and £20.6m debited to retained earnings.

Convertible debt

Under UK GAAP, the Group's convertible debt was accounted for as part of net debt and was shown as a liability on the balance sheet.

Under IAS 32, this compound instrument is required to be split into its debt and equity elements, with the debt element being measured at fair value at inception. This will increase interest charged to the income statement over the term of the debt and has the impact of increasing net assets, by reducing borrowings, and increasing shareholder's equity, by £14.6m at 1 April 2005.

Scotia Gas Networks

The impact of the Group's share of the contingent interest rate swap held by Scotia Gas Networks plc, of which the Group owns 50%, has been recognised at 1 April 2005.

The purchase by Scotia Gas Networks plc of gas networks in Scotland and the South of England from National Grid Transco completed at 1 June 2005. However, at 1 April 2005 the acquisition of the operating companies remained contingent on final approval by Ofgem and the Health and Safety Executive. As a result, at that date, the interest rate swap was contingent on the success of the consortium's proposed purchase.

The Group's share of this contingent swap was £54.7m "out of the money" before tax at the date of conversion. The swap does not qualify for hedge accounting and must therefore be marked to market through the income statement.

Notes to the interim statements continued

14. IAS 39: Notes to the conversion continued

Summary

The impact of these adjustments to the balance sheet at 1 April 2005 can be summarised as follows:

At 1 April 2005	Operating Derivatives £m	Financing Derivatives £m	Scotia Gas Networks £m	Convertible Debt £m	TOTAL £m
IAS 39 asset / (liability)	130.1	(43.6)	(54.7)		**31.8**
Deferred tax liability / (asset)	(39.1)	13.1	16.4	(6.2)	**(15.8)**
Borrowings				20.8	**20.8**
Total net assets / (liability)	**91.0**	**(30.5)**	**(38.3)**	**14.6**	**36.8**
Fair value deferred in hedge reserves	34.4	(16.1)			**18.3**
Fair value deferred in retained earnings	56.6	(14.4)	(38.3)		**3.9**
Shareholders' equity				14.6	**14.6**
Shareholders' funds	**91.0**	**(30.5)**	**(38.3)**	**14.6**	**36.8**

Independent review report to Scottish and Southern Energy plc

Introduction

We have been engaged by the Company to review the financial information set out on pages 14 to 34 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

As disclosed in note 1 to the financial information, the next annual financial statements of the group will be prepared in accordance with IFRSs adopted for use in the European Union.

The accounting policies that have been adopted in preparing the financial information are consistent with those that the directors currently intend to use in the next annual financial statements. There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with those IFRSs adopted for use by the European Union. This is because, as disclosed in note 1, the directors have anticipated that certain standards, which have yet to be formally adopted for use in the EU, will be so adopted in time to be applicable to the next annual financial statements.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 *Review of interim financial information* issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2005.

KPMG Audit Plc
Chartered Accountants
Edinburgh
15 November 2005

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Regulatory Announcement

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Free annual report

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Update on Power Stations
Released	07:00 16-Nov-05
Number	1935U

Scottish and Southern Energy

Scottish and Southern Energy plc

16 November 2005
Nr-5278

SSE TO OPT POWER STATIONS IN TO LARGE COMBUSTION PLANT DIRECTIVE (LCPD)

Scottish and Southern Energy plc ("SSE") plans to opt in to the Large Combustion Plant Directive (LCPD) all of the capacity at its 2000MW Fiddler's Ferry power station in Cheshire and half of the capacity at its 2000MW Ferrybridge power station in South Yorkshire.

To do this will require the installation of Flue Gas Desulphurisation (FGD) and an investment estimated to be around £225m. This is in addition to SSE's existing investment in the development of additional facilities at the stations to increase their ability to 'co-fire' fuels from renewable sources.

Lurgi (UK) Ltd has been appointed preferred bidder for the FGD installation work. Preliminary work has already started and is expected to be completed in time for the power stations to generate electricity through a 'de-sulphurised' process in the first half of 2008.

SSE acquired the Ferrybridge and Fiddler's Ferry power stations and associated coal stocks, which have a total capacity of 4,000MW, from AEP Energy Services UK Ltd for £136m in July 2004.

Opting capacity at the two stations in to the LCPD means that, following the installation of the FGD equipment, restrictions on their ability to generate electricity between 2008 and 2015 will be lifted and they will be able to remain open after 2015.

The stations had been opted out of the LCPD by previous owners, which meant they were scheduled for full closure by 2015. The electricity which the stations currently generate meets around five per cent of the demand for power in Great Britain in a typical year. Extending their lives beyond 2015 will, therefore, add significantly to the long-term security of the country's electricity supply.

The decision to install FGD also represents a potential opportunity for UK deep-mined coal to help meet fuel requirements and SSE will explore this opportunity with UK coal producers.

FGD equipment is designed and operated as a chemical absorption process. Injection of a limestone slurry removes at least 94 per cent of the sulphur dioxide, one of the main causes of acid rain, and produces gypsum, which is a saleable product.

In addition, SSE intends to develop new rail facilities at Fiddler's Ferry to improve the process for delivering coal and limestone to, and handling coal at, the station. This is part of a wider review of the operational logistics at both stations.

SSE Chief Executive Ian Marchant said: "When we acquired our coal-fired generation plant a year ago, we said we would examine all options for maximising the long-term value of the assets, and we are already investing around £20m in developing additional facilities to increase further their ability to co-fire fuels from renewable sources.

"We believe that installing FGD represents a good investment opportunity and a step forward in environmental terms. It will also extend the contribution of our coal-fired plant to the security of the UK's energy supplies and means that we will continue to have the country's most diverse generation portfolio, with all the advantages that brings."

- ENDS -

Press Office Contact: 0870 900 0410
Alan Young and Julian Reeves

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82-3099

Regulatory Announcement

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Gas and Electricity Prices
Released	14:00 09-Nov-05
Number	8500T

RNS Number:8500T
Scottish & Southern Energy PLC
09 November 2005

PRICES FOR ELECTRICITY AND GAS TO INCREASE FROM JANUARY 2006

Scottish and Southern Energy plc ("SSE") will increase its prices for domestic electricity and gas customers on 1 January 2006. Prices for electricity customers will rise between 8.9% and 12.0% and the price rise for gas customers will be 13.6%.

When it last announced an increase in prices, in February 2005, SSE undertook to hold its electricity prices at their revised level until January 2006 and to seek to do the same with gas prices. It said that the position in respect of gas prices was dependent on trends in the wholesale gas market.

Despite high and volatile wholesale energy prices, SSE has concluded that it will be able to delay a rise in prices for domestic gas customers until 1 January 2006, when its electricity prices will also rise.

Despite the increase, electricity prices for domestic customers will still be lower in real terms than they were in 1996.

Before the price rise announced in February 2005, SSE previously announced a change in domestic energy prices in June 2004 and was the only company to restrict itself to one price increase in that year. Most other major energy supply companies have already raised their prices at least three times since the start of 2004.

Earlier this year, SSE introduced its energyplus care tariff and package of services for its most vulnerable customers, which enables a qualifying family living in a three-bedroom semi-detached house to reduce their total energy bills by around 30% compared to typical energy bills. The price rise for energyplus care customers will be delayed until 1 April 2006.

To encourage the take-up of the tariff, SSE is identifying an initial group of 50,000 of its most vulnerable customers and is writing directly to them to tell them about energyplus care and related services and to invite them to get in touch with the company to establish their eligibility for it.

SSE is also introducing a capped price offer for dual fuel customers paying their bills by direct debit. Under the offer, customers pay a 4% increase on the January 2006 electricity prices and a 7% increase on the January 2006 gas prices. Their prices are then capped until February 2008.

Speaking this afternoon at the Energy Action Scotland Annual Conference in Erskine, SSE's Energy Supply Director Alistair Phillips-Davies said: "SSE seeks to adopt a responsible approach to domestic energy prices, protecting customers from the worst impacts of high and volatile wholesale prices.

"Over the past three years we have demonstrated this and have imposed price

rises more slowly than competitors, an approach which benefits customers.

"The pressure of high wholesale prices cannot, however, be withstood indefinitely and we have come to the point where these price rises are unavoidable. With our Careline for priority services customers, our energyplus care tariff and our flexible approach to payment of bills, we will seek to help our most vulnerable customers as much as possible over the coming months.

"There remains a fundamental concern about the causes of high and volatile gas prices and we have sympathy with the concerns expressed by energywatch and others about the operation of the UK's gas market. It is not noted for its transparency or liquidity, and until progress is perceived on these issues, the risk of high and volatile prices remains - with customers feeling the impact directly with higher energy bills."

Enquiries to:

Alan Young, Director of Corporate Communications 0870 900 0410

Sharron Miller McKenzie, Press Officer 0870 900 0410

This information is provided by RNS
The company news service from the London Stock Exchange

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82-5099

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	15:42 01-Nov-05
Number	4729T

RNS Number:4729T
Scottish & Southern Energy PLC
01 November 2005

The Company was notified on 1 November 2005 by Computershare Investor Services plc, the provider of the all employee Share Incentive Plan ('SIP'), of the following purchases on 31 October 2005 in the Company's ordinary shares:-

(a) that 36,419 shares were purchased and allocated at £9.81 using participating employees' gross salary ('Partnership Shares').

(b) that the Company matched the Partnership Shares purchased by employees and purchased and allocated a further 23,553 shares at £9.81 ('Matching Shares'). The Company gives employees 1 Matching Share for each Partnership Share bought by them up to a maximum of 5 Matching Shares per employee, each month.

The purchases, referred to above, were made pursuant to a regular standing order instruction with Computershare Investor Services plc for the monthly purchase of Partnership and Matching Shares.

The interests of Executive directors/PDMRs of the Company in the transactions were as follows:

Directors	Number of Partnership Shares	Number of Matching Shares	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood Director	13	5	0.000002%	24,800	0.003%
Ian Marchant Director	13	5	0.000002%	73,066	0.008%
Alistair Phillips-Davies Director	12	5	0.000002%	16,718	0.002%
Gregor Alexander Director	13	5	0.000002%	12,930	0.001%
Vincent Donnelly PDMR	13	5	N/A	N/A	N/A
Michelle Hynd PDMR	13	5	N/A	N/A	N/A

82-3099

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	15:19 14-Oct-05
Number	7065S

RNS Number:7065S
Scottish & Southern Energy PLC
14 October 2005

On 14 October 2005, Paul Smith, a PDMR, was allotted 1,473 shares at a price of £4.58 per share following his exercise of options under the Company's all-employee savings-related share option scheme.

This information is provided by RNS
The company news service from the London Stock Exchange

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82-3099

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	15:21 11-Oct-05
Number	5152S

RNS Number:5152S
Scottish & Southern Energy PLC
11 October 2005

The Company was notified on 10 October 2005 by Computershare Investor Services plc, the provider of the all employee Share Incentive Plan ('SIP'), of the following purchases on 7 October 2005 in the Company's ordinary shares:-

(a) that 33,487 shares were purchased and allocated at £10.20 using participating employees' gross salary ('Partnership Shares').

(b) that the Company matched the Partnership Shares purchased by employees and purchased and allocated a further 22,657 shares at £10.20 ('Matching Shares'). The Company gives employees 1 Matching Share for each Partnership Share bought by them up to a maximum of 5 Matching Shares per month.

The purchases, referred to above, were made pursuant to a regular standing order instruction with Computershare Investor Services plc for the monthly purchase of Partnership and Matching Shares.

The interests of Executive directors/PDMRs of the Company in the transactions were as follows:

Directors	Number of Partnership Shares	Number of Matching Shares	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood Director	12	5	0.000002%	24,782	0.003%
Ian Marchant Director	12	5	0.000002%	73,048	0.008%
Alistair Phillips-Davies Director	13	5	0.000002%	16,701	0.002%
Gregor Alexander Director	12	5	0.000002%	12,912	0.001%
Vincent Donnelly PDMR	12	5	N/A	N/A	N/A
Michelle Hynd PDMR	12	5	N/A	N/A	N/A
Paul Isgar PDMR	12	5	N/A	N/A	N/A
Graham Juggins	12	5	N/A	N/A	N/A

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	15:12 11-Oct-05
Number	5135S

RNS Number:5135S
Scottish & Southern Energy PLC
11 October 2005

On 7 October 2005, the undernoted Director/PDMRs were allotted shares at a price of £4.58 per share following their exercise of options under the Company's all-employee savings-related share option scheme.

The interests of the Executive director/PDMRs in the transactions were as follows:

	Number of shares allotted	Percentage of issued Class	Total holding following transaction
Colin Hood Director	2,947	0.003%	24,765
Paul Isgar PDMR	1,473	N/A	N/A
Robert MacDonald PDMR	3,684	N/A	N/A
James McPhillimy PDMR	736	N/A	N/A
James Smith PDMR	1,326	N/A	N/A

This information is provided by RNS
The company news service from the London Stock Exchange

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82-3099

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	14:54 06-Oct-05
Number	3280S

Scottish and Southern Energy

RNS Number:3280S
Scottish & Southern Energy PLC
06 October 2005

The Company was notified on 6 October 2005 by Computershare Investor Services plc, the Company's Registrars, that the undernoted PDMRs had arranged for the cash dividends paid on 23 September 2005 to be re-invested and used to purchase further Shares at a price of £10.2378 per share.

PDMR	Number of Shares
Paul Isgar	11
James McPhillimy	58

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The company news service from the London Stock Exchange

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82-3099

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	17:05 04-Oct-05
Number	2083S

Scottish and Southern Energy

RNS Number:2083S
Scottish & Southern Energy PLC
04 October 2005

The Company was notified on 30 September 2005 by Computershare Investor Services plc, the provider of the all employee Share Incentive Plan ('SIP'), that the cash dividends paid on 23 September 2005 were re-invested and used to purchase 51,826 Dividend Shares at a price of £10.2378 per share.

The purchase was made pursuant to a regular standing order instruction with Computershare plc for the re-investment of cash dividends into Dividend Shares.

The interests of Executive Directors/PDMR's of the Company in the transactions were as follows:

Directors	Number of Dividend Shares	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood	28	0.000003%	21,818	0.003%
Ian Marchant	28	0.000003%	73,031	0.008%
Alistair Phillips-Davies	27	0.000003%	16,683	0.002%
Gregor Alexander	28	0.000003%	12,895	0.001%

PDMR's	Number of Dividend Shares
Vincent Donnelly	28
Michelle Hynd	1
Paul Isgar	28
Graham Juggins	28
Anthony Keeling	17
Ian Manson	28
Mark Mathieson	28
Robert McDonald	28
James McPhillimy	28
Adrian Pike	11
Brian Smith	12
James Smith	28
Paul Smith	28
Alan Young	15

This information is provided by RNS
The company news service from the London Stock Exchange

82-3099

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	15:51 29-Sep-05
Number	9736R

RNS Number:9736R
Scottish & Southern Energy PLC
29 September 2005

Director/PDMR Shareholding

The Company was notified on 29 September 2005 of a dividend re-investment by the manager of a PEP held by Ian Marchant of 19 shares at a price of £10.36 per share. The date of this transaction was 28 September 2005.
Following this notification, Ian Marchant has an interest in 73,003 shares representing 0.008% of the issued share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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82-3099

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	16:14 27-Sep-05
Number	8342R

Scottish and Southern Energy

RNS Number:8342R
Scottish & Southern Energy PLC
27 September 2005

Reinvestment of September 2005 dividend under the Deferred Bonus Plan

The Company was notified on 26 September 2005 of the purchase of 17,850 Ordinary Shares of 50p each in the Company at a price of £10.26 per share, pursuant to a regular standing order instruction.

The purchase was carried out on 23 September by Bedell Cristin Trust Company Limited, trustees of the Scottish and Southern Energy Deferred Bonus Plan ("the Trust"). The purchase related to the reinvestment by the Trustees of the September 2005 dividend.

For Companies Act purposes, the Executive Directors are regarded as having an interest in shares held by the Trust.

Also, the company was notified on 27 September 2005 of a dividend reinvestment by the PEP Manager pursuant to a regular standing order instruction.

PDMR - Graham Juggins - Single Company PEP - 66 shares at a price of £10.30

Director - Gregor Alexander - Single Company PEP - 19 shares at a price of £10.30

Following this notification, Gregor Alexander has an interest in 12,867 shares representing 0.001% of the issued share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END

8342K

Reinvestment of September 2005 dividend under the Deferred Bonus Plan

The Company was notified on 26 September 2005 of the purchase of 17,850 Ordinary Shares of 50p each in the Company at a price of £10.26 per share, pursuant to a regular standing order instruction.

The purchase was carried out on 23 September by Bedell Cristin Trust Company Limited, trustees of the Scottish and Southern Energy Deferred Bonus Plan ("the Trust"). The purchase related to the reinvestment by the Trustees of the September 2005 dividend.

For Companies Act purposes, the Executive Directors are regarded as having an interest in shares held by the Trust.

Also, the company was notified on 27 September 2005 of a dividend reinvestment by the PEP Manager pursuant to a regular standing order instruction.

PDMR – Graham Juggins - Single Company PEP - 66 shares at a price of £10.30
Director – Gregor Alexander - Single Company PEP - 19 shares at a price of £10.30

Following this notification, Gregor Alexander has an interest in 12,867 shares representing 0.001% of the issued share capital of the Company.

Donnelly
27/9/05